SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q15 Results

Copel records net income of R$ 91.4 million in the 3Q15

Net income totaled R$91.4 million in 3Q15, 60.8% lower than the R$233.4 million recorded in 3Q14, while EBITDA reached R$299.2 million, down 39.7% over the same period of 2014. This result reflects the 2.4% reduction in Copel’s total market (comprising the sales of Copel Dis, Copel GeT and the wind farms), and 31.2% decline in dispatch from the Araucária TPP over the same period last year.

	3Q15	2Q15	3Q14	Var.%	9M15	9M14	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,245	3,909	3,287	(1.3)	11,391	9,456	20.5
Operating Income (R$ million)	114	448	325	(65.1)	1,278	1,496	(14.5)
Net Income (R$ million)	91	302	233	(60.8)	863	1,065	(18.9)
Earnings per share (R$)	0.33	1.10	0.85	(60.8)	3.16	3.89	(18.9)
EBITDA (R$ million)	299	493	496	(39.7)	1,627	1,821	(10.6)
Return on Shareholders' Equity (annualized)¹	2.7%	9.1%	7.4%	(63.6)	13.0%	17.1%	(24.1)
Energy Supply (GWh)	6,807	6,900	6,889	(1.2)	20,995	20,952	0.2
Capex² (R$ million)	587	535	850	(30.9)	1,589	1,850	(14.1)
EBITDA Margin	9.2%	12.6%	15.1%	(38.9)	14.3%	19.3%	(25.8)
Operating Margin	3.5%	11.5%	9.9%	(64.6)	11.2%	15.8%	(29.1)
Net Margin	2.8%	7.7%	7.1%	(60.3)	7.6%	11.3%	(32.7)
¹ Calculated according to the initial shareholders' equity for the year.
² Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Sep-15	Jun-15	Mar-15	Dec-14	Sep-14
Power Purchase Average Rate - Copel Dis	204.25	213.44	202.95	192.42	185.94
Retail Average Rate - Copel Dis¹	433.92	376.65	367.54	281.28	282.48
Sales to Distributors Average Rate - Copel GeT	158.10	151.78	147.23	154.92	114.17

Indicators	Sep-15	Jun-15	Mar-15	Dec-14	Sep-14
Equity	14,262,309	14,156,143	14,131,518	13,682,780	13,753,348
Net debt	5,773,279	5,575,269	5,081,599	4,722,942	3,169,611
Book Value per Share	52.12	51.73	51.64	50.00	50.26
Net debt/ Shareholders' Net Equity	49.7%	49.4%	46.4%	44.2%	41.1%
Current Liquidity	1.7	1.6	1.3	1.3	1.4
¹ does not consider tariff flags

CPLE3 | R$21.55 CPLE6 | R$32.64	ELP | US$ 8.21 XCOP | € 7.44	Market value | R$7.3 bi * Quotes 09.30.2015

Earnings Release 3Q15

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	11
2.1 Operating Revenues	11
2.2 Operating Costs and Expenses	12
2.3 Equity in the Earnings of Subsidiaries	14
2.4 EBITDA	14
2.5 Financial Result	14
2.6 Consolidated Net Income	15
2.7 Consolidated Income Statement	15
3. Consolidated Balance Sheet	17
3.1 Assets	17
3.2 Liabilities	20
4. Performance of the Main Companies	23
4.1 Copel Geração e Transmissão	24
4.2 Copel Distribuição	24
4.3 Copel Telecomunicações	25
4.4 UEG Araucária	26
4.5 Accounting Information	27
6. Power Market and Tariffs	28
6.1 Captive Market – Copel Distribuição	28
6.2 Grid Market (TUSD)	30
6.3 Electricity Sales	30
6.4 Total Energy Sold	30
6.5 Energy Flow	32
6.6 Tariffs	34
7. Capital Market	35
7.1 Capital Stock	35
7.2 Stock Performance	37
7.3 Dividends and Interest on Own Capital	38
8. Operating Performance	39
8.1 Generation	39
8.2 Transmission	45
8.3 Distribution	46
8.4 Telecommunications	48
8.5 Equity Interests	49
8.6 New Projects	50
9. Other Information	52
9.1 Human Resources	52
9.2 Main Operational Indicators	53
9.3 Conference Call 3Q15 Results	54
Exhibit I – Consolidated Cash Flow Statement	55
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	56
Exhibit III – Financial Statements by Company	59

     * Amounts subject to rounding.

Earnings Release 3Q15

1. Main Events in the Period

Copel Distribuição Results

Copel Distribuição posted a loss of R$73.1 million and negative EBITDA of R$85.5 million in 3Q15. This result was impacted by the downturn in the energy market in the period resulted in the frustration of revenue R$42.0 million, R$22.0 million related to lower recovery planned financial components in the tariff adjustment and R$20.0 million related to lower revenue recovery related to coverage of manageable costs (Portion B). In addition, revenue was also negatively impacted by R$36.0 million due to the effective tax rate differential of PIS and COFINS, which will be partially recovered in subsequent periods.

With regard to operating costs and expenses, figures were impacted mainly by (a) the accretion of R$11.0 million from amortization because financial assets were transferred to intangible assets, according to Aneel Dispatch nº 3592 of October 28, 2015, (b) the non-recurring effect of R$11.0 million in loss on decommissioning and disposal of assets, as a result of write-off of property, plant and equipment and, (c) higher labor costs, especially guard and overtime, which are related to large number of hazards weather during the period.

Provisions and Reversals

As of June 2015, Copel GeT ceased constituting provisions for doubtful accounts related to the difference between the sale price of energy from the Colíder HPP negotiated in the CCEARs and the Difference Settlement Price (PLD), assuming a 150-day exclusion of responsibility for the delay in the Colíder HPP’s operational start-up (used in the 2014 impairment test). The amount provisioned up to June 2015 was R$119.7 million. The Company is awaiting a decision from Aneel regarding the revision of the schedule for the beginning of commercial operations to possibly reverse this provision.

The Compagas recorded R$15.4 million in provisions and reversals, mainly arising from a judicial agreement between the Company and Consórcio Carioca-Passarelli related to financial and economic contract balancing issues. As a result, Compagas reported a net loss of R$3.2 million in 3Q15.

In 3Q15, Copel recognized R$93.5 million in provisions and reversals, primarily consisting of R$46.7 million related to administrative and labor litigation, R$29.6 million to doubtful accounts (PDA), R$11.6 million to expropriation and right of way, R$2.5 million to tax credit losses, and R$3.1 million to regulatory and tax-related lawsuits. In the first nine months of 2015, the Company recognized provisions totaling R$497.1 million, R$188.1 million of which related to PDA, R$185.6 million to administrative and labor issues, R$66.9 million to regulatory and tax litigation R$55.2 million to expropriation and right of way, and R$1.3 million to tax credit losses.

* Amounts subject to rounding.

Earnings Release 3Q15

Preliminary Injunction – UHE Colíder

On October 9, 2015, the 5th Panel of the Regional Federal Appellate Court of the 1st Region granted the request for interlocutory appellate relief made by Copel GeT. The Court determined that Aneel refrains from imposing to the Company, until the Administrative Case No. 48500.000623/2015 is examined, any record keeping, deposit, encumbrance, payment, settlement or guarantee, fine, debit or nonpayment, reduction in duration of contracts, reversal of recording of contracts, dismissals, penalties and/or restrictions on rights as a result of falling behind the original schedule of Concession Agreement for Power Generation nº 01/2011-MME-UHE Colíder, also suspending any burden related thereto. For further details, refer to item 8.1.

Tariff Flags

Aneel, through the Resolution No. 1945, of August 28, 2015, ratified the new values to be added to the electricity tariffs when the yellow and red flags come into effect as of September 1, 2015. The chart below summarizes the main criteria applied as of March 2015.

		Tariff (R$/MWh)
Flag	Change	March-	From
		August	September
	CVU¹ < R$ 200.00/MWh	-	-
	R$ 200.00/MWh < CVU < R$ 388.48/MWh²	25.00	25.00
	CVU > R$ 388.48/MWh²	55.00	45.00
¹ CVU: Variable Unit Cost.
² Maximum Value of Difference Settlement Price (PLD).

In the first nine months of 2015, the Brazilian electricity sector operated with a red flag. Until September, the Company recorded R$854.5 million related to revenues from tariff flags. Aneel, recognized R$803.6 million related to the period, of which (a) R$25.9 million related to January, (b) R$61.3 million to February, (c) R$83.9 million to March, (d) R$112.5 million to April, (e) R$105.5 million to May, (f) R$105.3 million to June, (g) R$105.3 million in July, (h) R$107.0 million to August, and (i) R$96.9 million to September. The amounts recognized based on the Company’s estimates will be adjusted in subsequent periods.

Centralized Account for Tariff Flag Funds – CCRBT

On February 4, 2015, the Brazilian government issued Decree 8,401 attributing to the Electric Energy Trading Chamber – CCEE the creation and management of the Centralized Account for Tariff Flag Funds – CCRBT, in which the distributors are to deposit the funds from tariff flags. The monthly amounts of the CCRBT’s financial transfers are calculated based on the net result between revenue from the application of the flags and the actual incurred costs of the purchase of thermal power and exposure to the spot market, not covered by the tariff in effect in the period.

* Amounts subject to rounding.

Earnings Release 3Q15

Until September 2015, Copel Distribuição transferred R$195.7 million to CCRBT, of which (a) R$1.2 million related to January, (b) R$14.7 million to February, (c) R$13.3 million to March, (d) R$26.3 million to April, (e) R$13.5 million to May, (f) R$38.5 million to June, (g) R$26.9 to July, (h) R$ 35.7 million to August and, (i) R$25.6 million to September. In the 2015 annual tariff adjustment, revenues arising from the application of the tariff flag surcharge and the flag account transfers for the period from January to March 2015 were considered in the calculation of energy CVA and ESS/EER CVA, pursuant to Aneel Resolution 1,897, of June 16, 2015. The costs not covered by transfers from the centralized account will be recovered by the distribution concessionaires in the subsequent tariff process.

Araucária Thermoelectric Power Plant – TPP

Because it operates without an availability agreement, the Araucária TPP’s variable unit cost – CVU is calculated and established by Aneel in order to recover, in addition to fuel costs, operating costs and the asset's remuneration. Through Order 210, of January 28, 2015, Aneel approved the CVU for the period between February 2015 and January 2016, as follows: R$765.86/MWh between February and May 2015 and R$595.11/MWh between June 2015 and January 2016. In 3Q15, the dispatch the Araucária TPP was 548 GWh, a 31.2% reduction over 3Q14. In the first nine months of 2015, the plant generated 2,420 GWh, up 4.1% over the 2,326 GWh produced during the same period of the previous year. For further details, refer to item 4.4.

National Scale Credit Rating AA+(bra)

The risk rating agency Fitch Rating reaffirmed the degree of confidence in Copel and maintained the National Scale Long-Term Credit Rating of AA+(bra) for the Company and its wholly-owned subsidiary Copel Geração e Transmissão, as well as for their debentures. According to the agency’s press release, the rating is still supported by the Company’s solid financial profile built up on a sound base, benefitted by robust operating cash generation, conservative capital structure and strong liquidity position. Fitch Ratings has maintained Copel’s investment degree rating since 2010, indicating low credit risk and strong capacity of paying financial commitments.

Progress of works — HPP Colíder

The works in the Hydroelectric Power Plant Colíder are in the stage of assembly of electromechanical equipment, with the tests of sluice gates and the assembly of Unit 1 generator rotor. The removal of vegetation in the reservoir area is at a fast pace. In the power station, generation unit 3 well was cased, and the second spillway was closed for the construction of the ogive. For further details, refer to item 8.1.

* Amounts subject to rounding.

Earnings Release 3Q15

Progress of transmission works – TL Assis – Paraguaçu Paulista II

The works in the countryside of the state of São Paulo are on the final stage. The 42-km length circuit (230 kV) will be an important reinforcement for the region’s electric power system. To date, 88 of the 93 structures included in the project were already assembled, and 89 foundations are already concluded. The substation Paraguaçu Paulista II is concluded and is being tested (commissioning stage). With a total CAPEX of R$57.8 million, the projects will add R$7.0 million to Copel GeT’s Permitted Annual Revenue (APR). For further details, refer to item 8.2.

Start up – Wind Farms

On October 21, 2015, Copel concluded the installation of Brisa Potiguar Wind Complex. With the last six wind turbines of the Wind Farm Asa Branca II going on-stream, Copel now has eleven wind farm in operation, all located in the state of Rio Grande do Norte, totaling 277.6 MW of installed capacity. For further details, refer to item 8.1.

Ivaí Engenharia

At the trial held on October 1, 2015, the second panel of the Superior Court of Justice decided for the annulment of adverse judgment against Copel, which should pay around R$540.0 million to Ivaí Engenharia relating to the construction works of the Small Hydroelectric Power Plant (SHP) Derivação do Rio Jordão, in the state of Paraná, in the 1990’s. STJ understood that there was omission of weaknesses in the report of the expert witness that defined the amount which should be paid by the Company. The miscalculation was due to the addition of the Selic benchmark rate and the interest in arrears, which is not permitted by the legislation. Copel awaits the publication of the judgment and return the case to the Court of Justice of the State of Paraná (TJ-PR), which should review the opposing requests for clarification to the judgment of the appeal by Copel. On September 30, 2015 the Company had R$390.0 million accrued as probable loss and R$323.6 million classified as a possible loss.

Extension of Copel Distribuição’s Concession

On June 2, 2015, the Presidency of the Republic issued Decree 8,461, which governs the extension of electricity concessions dealt with by article 7 of Law 12,783, of January 11, 2013. According to the Decree, the Ministry of Mines and Energy (MME) may extend the electric energy distribution concession agreements for more 30 years, in order to meet efficiency criteria regarding the quality of service and the economic and financial management of the concession, in addition to sliding-scale tariffs.

With the purpose of obtaining subsidies to enhance the standard amendment to the concession agreements to be extended, some aspects related to (a) criteria for quality indicators, (b) economic and financial sustainability, and (c) governance and transparence of distributors, among others, were discussed at the Public Hearing 38/2015 carried out by Aneel.

* Amounts subject to rounding.

Earnings Release 3Q15

The Federal Accounting Court (TCU)—which had ordered the suspension of the concession renewal process to require further clarifications about the no-bid contract—allowed the distributors to resume the concession extension process, provided that objective criteria to measure companies’ efficiency during the entire period of concession are defined.

On October 21, 2015, Aneel presented the results of the Public Hearing 38/2015 regarding the enhancement of the standard amendment to concession agreements providing for the extension of distribution concessions, recommending that MME extends 40 electric energy distribution concessions, including Copel Distribuição’s concession.

The new concession agreements impose efficiency conditions to the distributors divided into two dimensions: quality of service, and economic and financial management sustainability. The breach of the conditions during two consecutive years or any of the limits at the end of the first five years will lead to the extinguishment of the concession. As of the sixth year after the signature of the agreement, the non-compliance with quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of the caducity process. Additionally, the non-fulfillment of global targets of collective continuity indicators for two consecutive years or three times within five years may cause to limit distribution of dividends or payment of interest on equity, and the non-compliance with economic and financial sustainability indicators will result in the necessity of contribution to capital from controlling shareholders.

The table below shows the targets defined for Copel Distribuição in the first five years of renewal.

Year	Economic and Financial Management	Quality (Limit Established)[1]
		DECi²	FECi ²
2016		13.61	9.24
2017	EBITDA = 0	12.54	8.74
2018	EBITDA (-) QRR³ =0	11.23	8.24
2019	{Net Debt / [EBITDA (-) QRR³]} = 1/ (0.8* SELIC4)	10.12	7.74
2020	{Net Debt / [EBITDA (-) QRR³]} = 1/ (1.11 *SELIC4)	9.83	7.24
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical
Tariff Review (RTP), plus the General Market Price Index (IGP-M) between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.
[4] Selic: limited to 12.87% p.y.

On November 11, 2015, the Ministry of Mines and Energy granted the Request for Extension of the Concession Term for the Public Electricity Distribution Service  that is the object of Concession Agreement nº 46/1999- Aneel entered into between the Federal Government and Copel Distribuição and called the Company to enter into the Fifth Amendment to the Concession Term within 30 days of this date.

* Amounts subject to rounding.

Earnings Release 3Q15

To decide on the extension of Copel Distribuição’s Concession, the Board of Directors called the Company's shareholders to attend the Extraordinary General Meeting to be held at the Company's headquarters at 2:30 p.m (Brazilian time) of December 02, 2015. The documents related to the matters to be discussed, along with the Manual for the Extraordinary Shareholders Meeting are available to shareholders at the headquarters of Copel and www.copel.com/ir.

Injunction against the application of the Generation Scaling Factor (GSF)

Copel GeT is the plaintiff in the injunction issued on July 1, 2015 by the judge of the 20th Federal Court of Brasília, in a lawsuit filed by the Brazilian Association of Independent Electricity Producers – Apine, in which it was determined that, until a final and unappealable decision is issued for this lawsuit, Aneel should abstain from adjusting the Energy Reallocation Mechanism – MRE, in case the total MRE  generated is lower than the assured energy, for the group of companies associated with Apine. The decision is intended to interrupt the costs incurred by the hydroelectric generators as a result of the current GSF values, impacted by structural and conjunctural facts.

Since the Company’s counsel deems the judgment upon the merits of lawsuit that discusses the impact of GSF on MCP as possibly favorable, the amount of R$46.0 million was recognized in the 3Q15 results as cost of purchase of energy including GSF effects. In the first nine months of 2015, Copel GeT recognized in profit or loss a cost with purchase of energy in CCEE of R$262.0 million.

Still with regard to generation, UEG Araucária obtained preliminary injunction, through the Brazilian Association of Thermoelectric Companies (Abraget), which entered judgment against CCEE and Aneel. The injunction determined that they should not pass on to the members the burden of any legal decisions—of which they are not part—that have limited the levy of the GSF adjustment factor on hydroelectric companies, in all settlements conducted by CCEE during the year of this lawsuit, as well they should refrain from applying any sanction therefrom to the members. Elejor, in turn, obtained preliminary injunction that limits the application of GSF at 5%, through the Brazilian Association of Clean Energy Generation (Abragel).

In addition, on August 4, 2015, the judge of the 17th Federal Court of Brasília issued an injunction in the lawsuit filed by the Brazilian Association of Energy Distributors – Abradee, in which Copel Distribuição is a plaintiff, determining that the Board of Directors of the Electric Energy Trading Chamber – CCEE shall abstain from imposing on the Abradee members the financial burden of any court rulings they are not party to, related to the effects of the current GSF amounts on hydroelectric generators, as well as apply any sanction resulting therefrom until final judgment. These are lower court decisions, which may be appealed.

* Amounts subject to rounding.

Earnings Release 3Q15

Hydrologic risk – Renegotiation of Generation Scaling Factor (GSF)

On August 18, 2015, the Federal Government published the Provisional Presidential Measure (MP) No. 688, which permits the renegotiation of the hydrologic risk taken by the hydroelectric generation agents participating in the Energy Reallocation Mechanism (MRE). The MP provides for special mechanisms for the renegotiation with regard to power sold in the Regulated Market (ACR) and the Free Market (ACL) and determines that the renegotiation is valid as of January 2015 for the generating companies that adhere to the proposal and discontinue the actions filed challenging the hydrologic risk.

On November 3, 2015, through Technical Note No. 238/2015, Aneel resolved on the conclusion of the Public Hearing 32/2015, presenting the conditions and procedures to renegotiate the hydrologic risk. The regulation establishes options for the level of risk to be taken by the generating companies and the corresponding pass-through  to consumers in the ACR. According to Technical Note, the renegotiation may be based on three different groups of products:

	Class P	Class SP	Class SPR
Physical guarantee reduction risk	Generating company	Generating company	Consumer
Generation risk below the a ssured power	Consumer or Shared	Consumer or Shared	Consumer or Shared
Secondary energy (generation above the assured power)	Generating company	Consumer	Consumer
Risk Premium Value (R$/MWh)	between R$12.76 and R$4.13	between R$9.31 and R$0.68	10% of the agreement price
Protection Level	between 89% and 100%	between 89% and 100%	100%

With regard to energy not sold in the ACR, the renegotiation will be made through hedge. It allows the generating companies to purchase Reserve Energy in future auctions and offset, by extending the concession period, a possible negative financial result associated with this hedge.

Copel is analyzing the Federal Government’s final proposal and will announce its decision on a timely basis.

Copel Distribuição launches the + Clic Rural investment program

On August 27, Copel Distribuição launched a new investment program for the rural area of the state of Paraná. The + Clic Rural aims to enhance infrastructure in order to raise the quality of electricity supply and the agility to restore services in case of interruptions. With expected investment of R$500.0 million up to 2018, the program comprises the construction of 3,000 km of new networks, 30 substations, the installation of 1,500 automated reclosers, and the implementation of intelligent network technology in the countryside of the state of Paraná.

* Amounts subject to rounding.

Earnings Release 3Q15

Cier Award for Quality

Copel ranked second in the Cier (Comisión de Integración Energética Regional, or Regional Energy Integration Commission) Award for Quality. A total of 59 distribution companies of 13 countries of the South America and the Caribbean participated in this year’s edition. The methodology aims to evaluate the Satisfaction with Perceived Quality Rate (ISCAL). In the last five editions of Cier Award, Copel ranked among the top three companies and won in 2011, 2012 and 2014.

Copel Telecom is among the ten most profitable companies in the industry

On August 25, Copel Telecom was granted the Telecom 2015 Yearbook Award carried out by Fórum Editorial. Telecom Yearbook analyzes the financial statements of 100 largest telecoms in Brazil. The award takes into consideration the information included in the statements of the financial position for the period, based on the Brazilian Corporate Law. The company stood out in the Corporate Services category and ranked among the top ten most profitable telecoms in 2014.

Copel Telecom’s Business Plan

On October 7, 2015, the Company’s Board of Directors approved the Copel Telecomunicações‘s Business Plan for the next ten years. With the purpose of covering 85% of the cities in the state of Paraná, providing 644 thousand customers with retail services, the Plan includes investments of around R$2.2 billion up to 2024.

Copel is the largest company in Paraná

Copel remains leading Paraná’s largest companies ranking, according to “500 Largest of the South Region of Brazil – Large&Leaders Award”, disclosed on October 15 by the economy and business magazine Amanhã, in partnership with the consulting firm PricewaterhouseCoopers (PwC). The ranking is based on an exclusive indicator created by PwC and Amanhã magazine, named Weighted Size Value (VPG), which weights the information included in the financial statements about equity (50%), net revenue (40%) and profit or loss (10%). In South Region ranking, Copel is the fourth largest company and the first largest company in the power industry.

New Chief Business Management Officer

On September 16, 2015, Copel’s Board of Directors elected Gilberto Mendes Fernandes as the Company’s Chief Business Management Officer. A strategic planning specialist, Mr. Fernandes was the Company’s Environmental and Business Citizenship Officer between 2012 and 2013, is a member of the Sanepar Board of Directors’ Technical Advisory Committee, a member of the Governing Board of Araucária TPP, a member of the Board of Directors of Consórcio Cruzeiro do Sul and a member of the Board of Directors of Carbocampel - S.P.E. More recently, he was a Deputy Officer at Copel Participações S.A.

* Amounts subject to rounding.

Earnings Release 3Q15

2. Financial Performance

2.1 Operating Revenues

In 3Q15, operating revenues reached R$3,245.2 million, 1.3% down on the R$3,286.9 million in the same period of 2014, led by:

(i) the 14.7% increase in revenue from “electricity sales to final customers”, (which reflects only actual sales revenues, excluding the distribution grid tariff TUSD), mainly due to the Extraordinary Tariff Review (RTE) which adjusted Copel Distribuição tariffs by 36.79% as of March 2, 2015, and the adjustment of 15.32% in Copel Distribuição tariffs as of June 24, 2015, partially offset by the increase in consumer charges, which represented 26.9% of practiced adjustments, (b) increase the effective rate of PIS / COFINS, and (c) the decrease of 1.0% in the captive market Copel Distribuição and 2.0% in the free market of Copel GeT compared to 3T14;

(ii) reduction of 21.6% in “electricity sales to distributors”, account due to the lower revenue in CCEE, 31.2% reduction reflected in the order of TPP Araucária in 3T15 compared to the same period of 2014 and the smallest of Differences Settlement Price (PLD) in the period (R$192.70/MWh in 3Q15 vs. R$647.19/MWh in 3Q14);

(iii) the use of the main distribution and transmission grid (TUSD and TUST revenues) had an increase of 9.2%, due to the tariff adjustment applied by Copel Distribuição and the beginning of operations of new transmission assets, partially offset by the 2.5% contraction of the grid market when compared to the same period of the previous year;

(iv) the 18.2% reduction in “construction revenue”, as a result of the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 27.7% upturn in “revenues from telecommunication”,  following the expansion of the area of operations and the provision of services to new customers – the customer base grew from 17,130 at the end of September 2014, to 41,153 to the end of September 2015;

(vi) a 62.0% increase in “piped gas distribution” (supplied by Compagas) resulting from the tariff adjustment (6.0% in March 2015), and market growth, mainly in residential and industrial segments with the addition of new consumers;

(vii) the “results of sectorial financial assets and liabilities” financial assets and liabilities” account posted a negative figure of R$59.7 million in 3Q15 due to the amortization of R$401.8 million, partially offset by the recording of R$342.1 million referring to CVA energy and other financial components; and

* Amounts subject to rounding.

Earnings Release 3Q15

(viii) reduction of 33.9% in “other operating revenues”, chiefly due to the change in the recording of the amounts related to the compensation of unavailability of electricity generation, pursuant to Aneel Dispatch 4,786/2014.

R$ '000
Income Statement	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
Electricity sales to final customers	1,409,586	1,420,458	1,229,230	14.7	4,158,744	3,072,371	35.4
Electricity sales to distributors	751,190	1,041,606	958,113	(21.6)	3,085,816	3,238,935	(4.7)
Use of the main distribution and transmission grid	641,614	480,632	587,416	9.2	1,717,351	1,648,724	4.2
Construction revenue	282,484	272,962	345,437	(18.2)	823,678	971,996	(15.3)
Revenues from telecommunications	54,778	51,303	42,891	27.7	153,683	122,183	25.8
Distribution of piped gas	140,843	139,202	86,922	62.0	401,520	272,387	47.4
Result of sectorial financial assets and liabilities	(59,678)	478,136	-	-	979,343	0	-
Other operating revenues	24,371	24,539	36,875	(33.9)	70,993	129,534	(45.2)
Operating revenue	3,245,188	3,908,838	3,286,884	(1.3)	11,391,128	9,456,130	20.5

2.2 Operating Costs and Expenses

In 3Q15, operating costs and expenses reached R$3,183.4 million, 6.8% up on the R$2,980.8 million recorded in 3Q14. The most important variations were:

(i) the 10.4% increase in “electricity purchased for resale”, due to higher costs with energy acquisition from Itaipu, as a result of tariff adjustment and U.S. dollar appreciation, and the cessation of transfer of funds from CDE and ACR Account, which totaled R$95.6 million in 3Q14, partially offset by the lower cost with acquisition of energy at auctions (CCEAR) as a consequence of the greater volume of physical guarantee quota contracts of HPP which had their concessions extended in accordance with Law 12783/13, for the average price of R$30.92/MWh;

R$'000
Electricity Purchased for Resale	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var. % (4/5)
CCEAR (Auction)	821,588	1,076,635	940,863	(12.7)	2,990,471	2,439,244	22.6
Itaipu Binacional	491,764	354,472	191,846	156.3	1,218,837	546,591	123.0
CCEE	213,530	439,353	298,610	(28.5)	1,060,134	1,676,997	(36.8)
(-) Transfer CDE and ACR funds - CCEE	-	-	(95,616)	-	-	(1,157,617)	-
Proinfa	44,410	45,207	46,356	(4.2)	133,660	137,785	(3.0)
Bilateral	3,786	3,912	43,897	(91.4)	26,688	160,156	(83.3)
(-) PIS/Pasep and Cofins	(127,189)	(143,961)	(115,023)	10.6	(414,531)	(317,666)	30.5
TOTAL	1,447,889	1,775,618	1,310,933	10.4	5,015,259	3,485,490	43.9

* Amounts subject to rounding.

Earnings Release 3Q15

(ii) the 29.1% upturn in “charges of the main distribution and transmission grid ”, basically due to the operational start-up of new assets in the system, the higher cost with System Service Charges (ESS) due to the increased thermal dispatch in the period, and the increase in the tariff to use Itaipu’s transmission system;

Charges of the main distribution and transmission grid	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
System usage charges	147,349	156,856	149,844	(1.7)	459,578	364,747	26.0
Itaipu transportation charges	21,499	21,357	18,900	13.7	61,451	48,847	25.8
Charge reserve energy - EER	31,561	0	0	-	31,561	4,554	593.0
System Service Charges - ESS	31,961	36,691	17,337	84.4	121,215	52,995	128.7
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(15,612)	(18,609)	(18,193)	(14.2)	(50,338)	(45,282)	11.2
TOTAL	216,758	196,294	167,888	29.1	623,467	425,861	46.4

(iii) the 13.8% increase in “personnel and management” in the period, totaling R$253.9 million, mainly reflecting the 7.5% adjustment in wages and salaries as of October 2014, and higher labor costs, especially guard and over time, which are related to the large number of bad weather in the period;

(iv) the 31.3% upturn in “pension and healthcare plans”, which reflects the accrual of amounts calculated in accordance with CVM Resolution 695/2012, mainly by higher expenses with the assistance plan in the period;

 (v) the “materials and supplies for power electricity” line includes costs with the acquisition of coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermal Power Plant, and considers the elimination between companies of the same group (Araucaria TPP buys gas from Compagas) whereas the growth of 29.9% in the period primarily reflects the increase in the tax rate in the period;

(vi) the 17.0% reduction in “natural gas and inputs for gas operation”, reflects mainly the changes in state taxation laws occurred in 2014, which impacted the eliminations between group companies (TPP Araucária purchase gas from Compagas) that period;

(vii) the increase of 18.7% in “third-party services” account as a result of the greater costs with communication, processing and data transmission, and electric system maintenance;

(viii) “provisions and reversals” totaled R$93.5 million in the period owing to due to the provision of R$46.7 million chiefly related to litigation related to civil, administrative and labor claims and R$29.6 million in doubtful accounts R$11.6 million to expropriation and easement, R$2.5 million in losses for tax credits and R$3.1 million to the regulatory and tax disputes;

(ix) the 12.4% decrease in “construction cost” resulted from investments in power distribution and transmission in the period; and

(x) the 66.5% increase in “other operating costs and expenses” item deriving from the R$29.3 million in loss in decommissioning and disposal of assets, impacted by write-off of property, plant and equipment items of Copel Distribuição (R$25.6 million) and Copel GeT (R$3.4 million).

* Amounts subject to rounding.

Earnings Release 3Q15

R$ '000
Operating Costs and Expenses	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
Electricity purchased for resale	1,447,889	1,775,618	1,310,933	10.4	5,015,259	3,485,490	43.9
Charge of the main distribution and transmission grid	216,759	196,296	167,888	29.1	623,467	425,861	46.4
Personnel and management	253,890	249,969	223,186	13.8	747,660	671,624	11.3
Pension and healthcare plans	62,711	61,710	47,754	31.3	188,609	144,373	30.6
Materials and supplies	19,573	17,523	19,589	(0.1)	57,799	55,973	3.3
Materials and supplies for power eletricity	54,966	86,329	42,316	29.9	188,020	92,426	103.4
Natural gas and supplies for the gas business	298,099	405,422	359,280	(17.0)	1,054,077	1,060,586	(0.6)
Third-party services	124,373	124,355	104,756	18.7	357,964	305,260	17.3
Depreciation and amortization	178,245	165,839	154,303	15.5	503,355	462,465	8.8
Provisions and reversals	93,447	182,919	126,911	(26.4)	497,139	275,913	80.2
Construction cost	302,261	288,893	345,170	(12.4)	864,340	971,733	(11.1)
Other cost and expenses	131,150	72,060	78,748	66.5	320,418	265,778	20.6
TOTAL	3,183,363	3,626,933	2,980,834	6.8	10,418,107	8,217,482	26.8

2.3 Equity in the Earnings of Subsidiaries

Equity in the results of subsidiaries reflects gains and losses from investments in Copel’s investees. In 3Q15, equity in the earnings of subsidiaries totaled R$59.1 million, consisting mainly by gains the SPCs transmission, Sanepar, Domino Holdings, Foz do Chopim Energética and Dona Francisca.

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$299.2 million in 3Q15, 39.7% lower than in the same period last year (R$495.8 million).

2.5 Financial Result

In 3Q15, financial income totaled R$220.2 million, 90.5% higher than in the same period of 2014, due to the higher  monetary variation on receivables related to the concession and the CRC transfer, reflecting the higher inflation (IGP-M and IGP-DI respectively) in the period, and the recognition of R$11.7 million in income from sectorial assets and liabilities.

Financial expenses totaled R$227.5 million in 3Q15, 72.7% up on 3Q14, chiefly due to the increase in debt charges arising from the higher balance of financing and debentures and rising interest rates in the period.

Thus, the financial results of 3Q15 was negative by R$7.3 million, against R$16.3 million negative in the same period last year.

* Amounts subject to rounding.

Earnings Release 3Q15

R$'000
	3Q15	3Q14	Var.%	9M15	9M14	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Financial Revenues	220,215	115,596	90.5	748,726	499,052	50.0
Income and monetary variation on CRC transfer	52,462	22,557	132.6	151,428	108,237	39.9
Income from investments held for trading	44,878	59,579	(24.7)	101,903	138,912	(26.6)
Monetary restatement on indemnifiable assets - concession	42,868	(14,390)	-	135,956	36,961	267.8
Late fees on electricity bills	44,318	21,871	102.6	117,636	116,844	0.7
Monetary restatement on interest on indemnified assets - compensation
of the concession	6,988	8,859	(21.1)	96,900	42,693	127.0
Income from financial investments available for sale	3,938	7,544	(47.8)	12,657	18,848	(32.8)
Income from sectorial assets and liabilities	11,667	-	-	89,809	-	-
Other financial revenues	13,096	9,576	36.8	42,437	36,557	16.1
Financial Expenses	(227,476)	(131,735)	72.7	(594,473)	(362,161)	64.1
Debt charges	(185,334)	(104,351)	77.6	(447,644)	(256,163)	74.7
Monetary variation - ANEEL Concession - Use of public asset	(21,806)	(8,517)	156.0	(68,748)	(42,862)	60.4
Monetary and exchange variation	(7,860)	(9,020)	(12.9)	(16,259)	(26,609)	(38.9)
Interest on R&D and PEE	(9,477)	(6,331)	49.7	(24,647)	(16,626)	48.2
Other financial expenses	(2,999)	(2,774)	8.1	(37,175)	(19,159)	94.0
Financial income (expenses)	(7,261)	(16,139)	(55.0)	154,253	136,891	12.7

2.6 Consolidated Net Income

Copel recorded net income of R$91.4 million in 3Q15, 60.8% lower than in the same period of 2014 (R$233.5 million).

2.7 Consolidated Income Statement

R$'000
Income Statement	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
OPERATING REVENUES	3,245,188	3,908,838	3,286,884	(1.3)	11,391,128	9,456,130	20.5
El ectricity s ales to final customers	1,409,586	1,420,458	1,229,230	14.7	4,158,744	3,072,371	35.4
El ectricity s ales to distributors	751,190	1,041,606	958,113	(21.6)	3,085,816	3,238,935	(4.7)
Us e of the main distributi on and transmission grid	641,614	480,632	587,416	9.2	1,717,351	1,648,724	4.2
Construction revenue	282,484	272,962	345,437	(18.2)	823,678	971,996	(15.3)
Revenues from telecommunicati ons	54,778	51,303	42,891	27.7	153,683	122,183	25.8
Distributi on of piped gas	140,843	139,202	86,922	62.0	401,520	272,387	47.4
Result of Sectorial financial a ssets and liabilities	(59,678)	478,136	-	-	979,343	-	-
Other operating revenues	24,371	24,539	36,875	(33.9)	70,993	129,534	(45.2)
OPERATING COSTS AND EXPENSES	(3,183,363)	(3,626,933)	(2,980,834)	6.8	(10,418,107)	(8,217,482)	26.8
El ectricity purcha sed for resa le	(1,447,889)	(1,775,618)	(1,310,933)	10.4	(5,015,259)	(3,485,490)	43.9
Charge of the ma in distributi on a nd transmission grid	(216,759)	(196,296)	(167,888)	29.1	(623,467)	(425,861)	46.4
Personnel and management	(253,890)	(249,969)	(223,186)	13.8	(747,660)	(671,624)	11.3
Pension and hea lthcare pla ns	(62,711)	(61,710)	(47,754)	31.3	(188,609)	(144,373)	30.6
Materials a nd supplies	(19,573)	(17,523)	(19,589)	(0.1)	(57,799)	(55,973)	3.3
Materials a nd supplies for power eletricity	(54,966)	(86,329)	(42,316)	29.9	(188,020)	(92,426)	103.4
Na tural ga s a nd s upplies for the ga s business	(298,099)	(405,422)	(359,280)	(17.0)	(1,054,077)	(1,060,586)	(0.6)
Third-party s ervices	(124,373)	(124,355)	(104,756)	18.7	(357,964)	(305,260)	17.3
Depreciati on and amorti zation	(178,245)	(165,839)	(154,303)	15.5	(503,355)	(462,465)	8.8
Provisions and reversals	(93,447)	(182,919)	(126,911)	(26.4)	(497,139)	(275,913)	80.2
Construction cost	(302,261)	(288,893)	(345,170)	(12.4)	(864,340)	(971,733)	(11.1)
Other cost a nd expenses	(131,150)	(72,060)	(78,748)	66.5	(320,418)	(265,778)	20.6
EQUITY IN EARNINGS OF SUBSIDIARIES	59,092	45,447	35,469	66.6	150,901	120,051	25.7
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	120,917	327,352	341,519	(64.6)	1,123,922	1,358,699	(17.3)
FINANCIAL RESULTS	(7,261)	120,629	(16,139)	(55.0)	154,253	136,891	12.7
Financial i ncome	220,215	308,635	115,596	90.5	748,726	499,052	50.0
Financial expenses	(227,476)	(188,006)	(131,735)	72.7	(594,473)	(362,161)	64.1
OPERATIONAL EXPENSES/ INCOME	113,656	447,981	325,380	(65.1)	1,278,175	1,495,590	(14.5)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(22,223)	(145,966)	(91,934)	(75.8)	(414,736)	(430,838)	(3.7)
Income ta x a nd social contributi on on profit	(101,481)	(161,814)	(126,155)	(19.6)	(571,855)	(674,926)	(15.3)
Deferred income tax and s ocial contribution on profit	79,258	15,848	34,221	131.6	157,119	244,088	(35.6)
NET INCOME (LOSS)	91,433	302,015	233,446	(60.8)	863,439	1,064,752	(18.9)
Attributed to controlling shareholders	87,609	275,339	219,753	(60.1)	796,916	968,808	(17.7)
Attributed to non-controlling interes t	3,824	26,676	13,809	(72.3)	66,523	96,060	(30.7)
EBITDA	299,162	493,191	495,822	(39.7)	1,627,277	1,821,164	(10.6)

* Amounts subject to rounding.

Earnings Release 3Q15
3. Consolidated Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2014 are described below. Please refer to the Explanatory Notes to our Quarterly Financial Information for further information.

3.1 Assets

On September 30, 2015, Copel’s assets totaled R$28,414.3 million, 10.9% up on December 31, 2014.

Main asset accounts

Cash, Cash Equivalents and Bonds and Securities

On September 30, 2015, the cash, cash equivalents and bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,316.6 million, 1.1% lower than the R$1,331.5 million recorded in 2014, and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

Customers

In 9M15, “customers” increased by 36.0% compared to 2014, totaling R$3,065.2 million, chiefly due to the recording of R$629.9 million related to the sale of energy in the spot market, R$428.7 million of which related to the Araucária TPP and R$181.6 million to Copel GeT, partially offset by the provision for loan losses of R$119.7 million, related to differences between the Colíder HPP’s energy selling prices traded in the CCEARs and the PLD in the period. Given that Copel GeT should not be liable for delay in beginning of operations of HPP Colíder (used in the impairment test conducted in 2014) during 150 days, the company has not recorded since June 2015 the allowance for doubtful accounts relating to the difference between the prices of power traded in CCEARs of HPP Colíder and the Difference Settlement Price (PLD).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$1,361.6 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

* Amounts subject to rounding.

Earnings Release 3Q15
Sectorial Financial Assets

As a result of  the execution of the Fourth Amendment to Copel Distribuição’s Concession Agreement, with the inclusion of the guarantee that the residual amounts of items of Portion A and other financial components not recovered or returned via the tariff will be considered in, or discounted from, the indemnification for non-amortized assets at the expiration of the concession, and the CVM Resolution 732/14, approved Technical Orientation OCPC 8 as of the fiscal year ended December 31, 2014, it became mandatory  recognition of sectorial financial assets or liabilities in the financial statements. On September 30, 2015, the balance of net sectorial financial assets totaled R$1,453.7 million, R$701.4 million of which corresponds to the accumulated deferrals restated by the IGP-M general price market index related to the 2013 and 2014 tariff adjustments. For further details, please refer to our Quarterly Financial Statements (note 9).

Accounts Receivable Related to the Concession

These refer to accounts receivable related to the contracts for the concession of electric power transmission and distribution activities. The amounts refer to investments in infrastructure and financial remuneration which were not recovered through tariff and/or APR up to the end of duration of the concession.

On September 30, 2015, accounts receivable came to R$5,695.9 million, 28.7% higher than the same period of 2014. The variation is mainly due to capitalization and transfers of intangible assets from Copel Distribuição.

Accounts Receivable Related to the Concession Compensation

Following Copel Geração e Transmisão’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$893.9 million (considering only the assets that began operating after May 2000). On September 30, the amount recorded in this account totaled R$349.1 million.

With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000 (RBSE), and Aneel Resolution 589, of December 13, 2013, established that the indemnification would be calculated based on the New Replacement Value (VNR), less the asset depreciation rate.

On March 31, 2015, Copel presented to Aneel the appraisal report of the electricity transmission assets – RBSE and Other Transmission Facilities – RPC related to the concession agreement 060/2001. The evaluation report was prepared by American Appraisal Ltda Assessment Services The indemnification value calculated totals R$882.3 million with base date on December 31, 2012, while the book value of these assets, according our Standart Financial Statements, was R$160.2 million on the same date.

In June, representatives of Aneel’s Superintendence of Economic and Financial Oversight began calculating the indemnifiable amount. The Company awaits the final oversight report and Aneel’s approval of the amounts to be received. The financial and economic effects and the acknowledgment of the respective accounting impacts on the Financial Statements will depend on the ratification of the final result of the appraisal report by the regulatory authority, and the establishment of the form and period for receiving the indemnification by the Ministry of Mines and Energy.

* Amounts subject to rounding.

Earnings Release 3Q15

Due to the expiration of the concession agreements of the Rio dos Patos HPP, GPS HPP  and Mourão I HPP, Copel Geração e Transmissão depreciated these plants until the concession expiration date and reclassified them by the residual accounting amount of property, plant and equipment, totaling R$58,7 million, to "Accounts receivable related to the concession indemnification", which will be compared with the indemnification amount to be defined by the Granting Authority.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up by 23.5% until September 30, 2015, due to contributions recorded and equity in the earnings.  “Property, plant and equipment” increased by 4.8%, due to new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” fell by 31.7%, chiefly due to the capitalization of accounts receivable related to the concession.

* Amounts subject to rounding.

Earnings Release 3Q15

R$'000
Assets	Sep-15 (1)	Dec-14 (2)	Sep-14 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	6,720,226	5,218,176	5,409,291	28.8	24.2
Cash and cash equivalents	831,568	740,131	1,790,122	12.4	(53.5)
Bonds and securities	384,549	459,115	557,174	(16.2)	(31.0)
Collaterals and escrow accounts	1,809	13,497	10,023	(86.6)	(82.0)
Customers	2,980,017	2,178,816	1,900,378	36.8	56.8
Dividends receivable	24,687	26,332	15,035	(6.2)	64.2
CRC transferred to the State of Paraná	104,534	94,579	90,773	10.5	15.2
Net s ectorial financial assets	1,236,253	609,298	-	102.9	-
Account receivable related to concession	8,351	7,430	6,626	12.4	26.0
Accounts receivable related to the concession compensation	130,243	301,046	293,467	(56.7)	(55.6)
Other current receivables	627,949	415,818	435,872	51.0	44.1
Inventories	135,951	150,622	142,061	(9.7)	(4.3)
Income tax and social contribution	168,976	105,074	34,517	60.8	389.5
Other current recoverable taxes	62,955	96,285	111,779	(34.6)	(43.7)
Prepaid expenses	22,384	20,133	21,464	11.2	4.3
NON-CURRENT	21,694,098	20,399,966	20,085,392	6.3	8.0
Long Term Assets	9,460,136	8,261,472	7,887,035	14.5	19.9
Bonds and securities	100,435	132,210	135,075	(24.0)	(25.6)
Collaterals and escrow accounts	84,024	56,956	48,319	47.5	73.9
Customers	85,159	75,696	74,422	12.5	14.4
Net s ectoral financial assets	1,257,061	1,249,529	1,247,170	0.6	0.8
CRC transferred to the State of Paraná	714,812	736,253	726,254	(2.9)	(1.6)
Judicial deposits	217,408	431,846	-	(49.7)	-
Account receivable related to concession	5,687,594	4,417,987	4,076,184	28.7	39.5
Accounts receivable related to the concession extension	218,871	160,217	160,218	36.6	36.6
Other non-current receivables	35,353	85,324	42,207	(58.6)	(16.2)
Income tax and social contribution	92,074	128,615	196,424	(28.4)	(53.1)
Deferred income tax and social contribution	667,853	526,046	889,713	27.0	(24.9)
Other non-current recoverable taxes	121,788	123,481	161,985	(1.4)	(24.8)
Prepaid expenses	175	175	197	-	(11.2)
Related parties	177,529	137,137	128,867	29.5	37.8
Investments	2,050,406	1,660,150	1,632,079	23.5	25.6
Property, plant and equipment, net	8,699,629	8,304,188	8,379,565	4.8	3.8
Intangible assets	1,483,927	2,174,156	2,186,713	(31.7)	(32.1)
TOTAL	28,414,324	25,618,142	25,494,683	10.9	11.5

3.2 Liabilities

Main liability accounts

Supplier

In September 30, 2015, “suppliers” increased by 13.8% to R$1,826.0 million mainly due to the higher cost of electricity purchased for resale.

Debt and Shareholders’ Equity

Copel’s consolidated debt totaled R$7,089.8 million on September 30, 2015, representing 49.7% of its consolidated shareholders’ equity, which closed the period at R$14,262.3 million, equivalent to R$52.12 per share (book value per share).

* Amounts subject to rounding.

Earnings Release 3Q15

The breakdown of loans, financing and debentures is shown in the table below:

R$'000
		Total
Foreign Currency	National Treasury	106,491
	Total	106,491
Domestic Currency	Eletrobras - COPEL	98,999
	FINEP	28,880
	BNDES	1,689,513
	Banco do Brasil S/A and other	1,475,167
	Debentures	3,690,781
	Total	6,983,340
TOTAL		7,089,831

Loans, financing and debentures maturities are presented below:

R$'000
	Short Term Oct-15 - Sep-16	Long Term						Total
		Oct-16 - Dec-16	2017	2018	2019	2020	From 2021
Domestic Currency	627,521	793,317	1,665,770	1,483,750	915,375	464,674	1,032,933	6,983,340
Foreign Currency	1,999	-	-	-	-	-	104,492	106,491
TOTAL	629,520	793,317	1,665,770	1,483,750	915,375	464,674	1,137,425	7,089,831

At the end of September 2015, the Company had R$1,103.9 million in guarantees and endorsements, as shown below.

R$'000
Guarantees and Endorsements¹	Copel's Stake	Sep-15
SPCs		1,103,947
Transmissora Sul Brasileira	20.00%	67,650
Caiuá Transmissora	49.00%	42,021
Integração Maranhense	49.00%	69,812
Matrinchã Transmissora	49.00%	328,361
Guaraciaba Transmissora	49.00%	203,274
Costa Oeste	51.00%	17,190
Mata de Santa Genebra	50.10%	236,335
Paranaíba	24.50%	96,303
Marumbi	80.00%	43,000
TOTAL		1,103,947
¹ Adjusted for Copel’s stake.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

* Amounts subject to rounding.

Earnings Release 3Q15

Accounts Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
15,140	21,037	6,119	2,795	473,444	518,535
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Sep-15 (1)	Dec-14 (2)	Sep-14 (3)	Var % (1/2)	Var % (1/3)
Tax	327,294	291,844	288,685	12.1	13.4
Labor suits	393,595	326,246	263,142	20.6	49.6
Employees and Benefits	104,671	114,543	99,899	(8.6)	4.8
Civil	841,048	755,077	742,544	11.4	13.3
Suppliers	34,950	60,680	62,033	(42.4)	(43.7)
Civil and administrative claims	301,554	256,169	252,822	17.7	19.3
Easements	43,791	25,407	19,629	72.4	123.1
Condemnations and property	444,904	402,219	397,618	10.6	11.9
Customers	15,849	10,602	10,442	49.5	51.8
Environmental claims	563	479	237	17.5	137.6
Regulatory	51,295	58,443	52,435	(12.2)	(2.2)
TOTAL	1,718,466	1,546,632	1,446,942	11.1	18.8

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end of 3Q15, totaled R$3,601.1 million, 31.5% higher on December 2014, distributed in lawsuits of the following natures: tax - R$1,384.2 million; civil - R$841.8 million; labor - R$660.9 million; regulatory - R$629.6 million, and employee benefits - R$84.5 million.

The main increase refers to the suit for a writ of mandamus filed by Abradee seeking to annul the lawsuit filed by Energia Sustentável do Brasil S.A. – ESBR, which exempts it from being liable for the losses arising from falling behind HPP Jirau’s schedule and exposes the distributors to the Short-term Market. The preliminary injunction entered in the suit for a writ of mandamus releases Copel Dis from disbursing R$607.5 million relating to the settlement for the month of August 2015.

* Amounts subject to rounding.

Earnings Release 3Q15

R$'000
Liabilities	Sep-15 (1)	Dec-14 (2)	Sep-14 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	4,046,369	4,055,393	3,837,284	(0.2)	5.4
Payroll, s ocial charges a nd a ccruals	227,844	252,618	213,987	(9.8)	6.5
Suppliers	1,811,769	1,587,205	1,335,890	14.1	35.6
Income tax a nd social contribution payable	326,468	309,881	368,522	5.4	(11.4)
Other taxes due	244,124	137,329	263,722	77.8	(7.4)
Loans, financing and debentures	629,521	1,299,117	1,255,555	(51.5)	(49.9)
Minimum compulsory dividend payable	18,495	19,691	4,580	(6.1)	303.8
Post employment benefits	36,814	37,404	30,918	(1.6)	19.1
Customer charges due	394,930	23,233	23,986	-	-
Research a nd development and energy efficiency	158,050	175,972	124,414	(10.2)	27.0
Accounts Payable related to concession - Use of Public Property	55,196	54,955	52,936	0.4	4.3
Other a ccounts payable	143,158	157,988	162,774	(9.4)	(12.1)
NON-CURRENT	10,105,646	7,879,969	7,904,051	28.2	27.9
Suppliers	14,249	17,625	32,925	(19.2)	(56.7)
Deferred i ncome tax and s ocial contribution	-	15,218	312,101	-	-
Other taxes due	256,226	87,129	81,567	194.1	214.1
Loans, financing and debentures	6,460,310	4,755,281	4,396,427	35.9	46.9
Post employment benefits	940,866	861,214	989,863	9.2	(4.9)
Research a nd development and energy efficiency	240,085	159,792	218,162	50.2	10.0
Accounts Payable related to concession - Use of Public Property	463,339	436,772	425,833	6.1	8.8
Other a ccounts payable	12,105	306	231	-	-
Tax, social s ecurity, l abor and civil provisions	1,718,466	1,546,632	1,446,942	11.1	18.8
EQUITY	14,262,309	13,682,780	13,753,348	4.2	3.7
Attributed to controlling shareholders	13,901,029	13,330,689	13,380,580	4.3	3.9
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation a djustments	920,829	976,964	904,472	(5.7)	1.8
Legal reserves	685,147	685,147	624,849	-	9.7
Retained earnings	4,516,825	4,516,825	3,897,833	-	15.9
Additional proposed dividends	-	241,753	-	-	-
Accrued earnings	868,228	-	1,043,426	-	(16.8)
Attributable to non-controlling interest	361,280	352,091	372,768	2.6	(3.1)
TOTAL	28,414,324	25,618,142	25,494,683	10.9	11.5

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 3Q15, Copel GeT’s operating revenue came to R$596.0 million, down 7.0% than the R$641.1 million recorded in the same period of the previous year. This was mainly due to the decrease of 6.5% in revenue from eletricity sales to distributors, as a consequence of the lower volume of power sold in MCP combined with the lower PLD in the period, and the 6.6% reduction in revenue from eletricity sales to final customers, mainly affected by the lower number of contracts in the free market.

Operating costs and expenses reduced by 22.8% in 3Q15 when compared to 3Q14, for a total of R$409.2 million, influenced by the lower cost with electric power purchased for resale, thanks to the lower average PLD reflection (R$192.70/MWh in 3T15 compared to R$647.19/MWh in 3T14) and lower average GSF in the period (86.5% in 3T15 and 84.8% in 3T14).

* Amounts subject to rounding.

Earnings Release 3Q15

Equity in the earnings or losses of subsidiaries totaled R$57.8 million in the period, 11.8% lower than the result recorded in the same period in 2014, resulting mainly from the lower dispatch of TPP Araucária.

In 3Q15, Copel GeT posted net income of R$172.1 million and EBITDA of R$312.2 million.

Main Indicators	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
Net Operating Revenue (R$ million)	596.0	659.6	641.1	(7.0)	2,164.5	2,294.4	(5.7)
Operating Income (R$ million)	230.2	141.9	213.3	7.9	926.2	1,365.7	(32.2)
Net Income (R$ million)	172.1	123.8	165.5	4.0	704.5	986.8	(28.6)
EBITDA (R$ million)	312.2	139.1	248.6	25.6	1,073.8	1,475.0	(27.2)
Operating Margin	38.6%	21.5%	33.3%	16.1	42.8%	59.5%	(28.1)
Net Margin	28.9%	18.8%	25.8%	11.9	32.5%	43.0%	(24.3)
EBITDA Margin	52.4%	21.1%	38.8%	35.1	49.6%	64.3%	(22.8)
Investment Program (R$ million)	353.6	327.6	324.8	8.9	861.3	612.6	40.6

In the first nine months of 2015, Copel GeT’s operating revenue was R$2,164.5 million, down 5.7% over the same period of the previous year, while operating costs and expenses increased 22.8% up to September 2015, totaling R$ 1,568.3 million. Thus, net income came to R$704.5 million and EBITDA totaled R$1,073.8 million, a reduction of 28.6% and 27.2%, respectively, when compared to the first nine months of 2014.

4.2 Copel Distribuição

In 3Q15, Copel Distribuição’s net operating revenue totaled R$2,136.5 million, up 3.2% over the R$2,070.0 million recorded in the same period of the previous year, mainly due to the Extraordinary Tariff Review, which adjusted tariffs by 36.79% as of March 2, 2015, and the 15.32% adjustment in Copel Distribuição tariffs as of June 24, 2015, partially offset by the increase in sector charges, which accounted for 26.9% of the price increases applied to rates, for the retraction of the energy market in the period resulting in the frustration of revenue R$42.0 million, R$22.0 million related to lower recovery planned financial components in the tariff adjustment and R$20.0 million related to lower revenue recovery related to coverage of manageable costs (Portion B). In addition, revenue was also negatively impacted by R$36.0 million due to the effective tax rate differential of PIS and COFINS, which will be partially recovered in subsequent periods.

* Amounts subject to rounding.

Earnings Release 3Q15

Operating costs and expenses rose 16.4%, for a total of R$2,289.5 million in the period, as a result of (a) the 21.1% increase in costs with energy purchased for resale, due to the higher costs with acquisition of energy from Itaipu, as a result of tariff adjustment and U.S. dollar appreciation, and the cessation of transfer of funds from CDE and ACR Account, which totaled R$95.6 million in 3Q14, partially offset by the lower cost with acquisition of energy from auctions (CCEAR) as a consequence of the greater volume of assured power quota agreements of hydroelectric power plants which had their concessions extended in accordance with Law 12783/13, for the average price of R$30.92/MWh, (b) the 34.0% growth in charges og the main transmission grid due to the beginning of operations of new assets in the system and the higher costs with system service charges (ESS) arising from the thermoelectric power plants’ greater, a dispatch not included in the price calculation model aiming to meet National Interconnected System (SIN) energy security, (c) the accretion of R$11.0 million in depreciation and amortization because financial assets were transferred to intangible assets, according to Aneel Dispatch No. 3592 of October 28, 2015, (d) the non-recurring effect of a write-off of R$11.0 million of property, plant and equipment (recovery of the remuneration base), and (e) higher labor costs, especially guard and over time, which are related to the large number of bad weather during the period. Copel Distribuição recorded a loss of R$73.1 million and negative EBITDA of R$85.5 million in 3Q15.

Main Indicators	3Q15	2Q15	3Q14	Var.%	9M15	9M14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	2,136.5	2,482.2	2,070.0	3.2	-	5,327.4	35.5
Operating Income (R$ million)	(109.3)	217.3	78.0	-	155.6	(264.3)	-
Net Income (R$ million)	(73.1)	142.5	51.3	-	98.2	(177.6)	-
EBITDA (R$ million)	(85.5)	195.7	158.2	-	159.1	(158.0)	-
Operating Margin	-	8.8%	3.8%	-	2.2%	-	-
Net Margin	-	5.7%	2.5%	-	1.4%	-	-
EBITDA Margin	-	7.9%	7.6%	-	2.2%	-	-
Investment Program (R$ million)	151.0	169.1	291.9	(48.3)	486.3	774.0	0.6

In the first nine months of 2015, Copel Distribuição recorded net revenue of R$7,217.3 million, 35.5% more than in the same period last year, while operating costs and expenses grew by 28.2%, reaching R$7,241.2 million. As a result, net income totaled R$98.2 million, versus a loss of R$177.6 million in 2014 through September. EBITDA came to R$159.1 million, versus a negative R$158.0 million in 9M14.

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue came to R$71.5 million in 3Q15, 32.1% more than the R$54.1 million recorded in the same period of the previous year, mainly due to the diversification of operations and the attraction of new customers. Operating costs and expenses increased 57.6%, for a total of R$50.6 million in 3Q15, influenced by the increase in "other operating costs and expenses" item, a result of the review of rental agreements and sharing of facilities, as well as the growth in pension and assistance plans due to the Company’s restructuring in the second half of 2014. Net income for the period was R$14.3 million, a reduction of 5.6% when compared to 3Q14. EBITDA decreased by 0.6%, totaling R$29.0 million, vs. the R$29.2 million recorded in the same period of the previous year.

* Amounts subject to rounding.

Earnings Release 3Q15

Main Indicators	3Q15	2Q15	3Q14	Var.%	9M15	9M14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	71.5	67.9	54.1	32.1	132.6	97.5	34.6
Operating Income (R$ million)	21.4	22.0	22.8	(6.2)	44.0	42.2	0.6
Net Income (R$ million)	14.3	14.7	15.1	(5.6)	29.2	27.9	1.0
EBITDA (R$ million)	29.0	29.6	29.2	(0.6)	58.5	54.1	5.0
Operating Margin	29.9%	32.5%	42.1%	(28.9)	32.0%	42.8%	(25.2)
Net Margin	19.9%	21.6%	27.9%	(28.5)	21.3%	28.3%	(25.0)
EBITDA Margin	40.6%	43.7%	53.9%	(24.8)	42.9%	54.9%	(22.0)
Investment Program (R$ million)	28.8	25.6	30.0	(3.9)	79.5	72.0	10.4

Copel Telecom recorded year-to-date operating revenue of R$204.1 million, 34.6% up on the first nine months of 2014, while operating costs and expenses reached R$139.7 million, up by 56.3%. Net income totaled R$43.4 million, in line with the R$43.0 million posted in 9M14, while EBITDA grew by 5.0% to R$87.5 million in the same period.

4.4 UEG Araucária

In 3Q15, UTE Araucária posted net revenue of R$286.6 million, a 38.5% reduction when compared to 3Q14, caused by the lower volume of power generated in the period (548 GWh in 3Q15 vs. 796 GWh in 3Q14). Operating costs and expenses fell 2.4% mainly due to the lower cost with raw material and inputs for production of power as a consequence of lower dispatch. As a result, net income amounted to R$23.1 million, 67.9% down on 3Q14, and EBITDA totaled R$16.4 million, down by 84.0%.

In the first nine months of 2015, Araucária TPP recorded operating revenue of R$1,406.8 million, 6.8% less than the R$1,508.9 million reported in 9M14, while operating costs and expenses fell by 6.3% to R$1,029.2 million in the same period. As a result, year-to-date net income and EBITDA came to R$278.4 million and R$402.4 million, respectively, down by 12.2% and 7.8%.

Main Indicators	3Q15	2Q15	3Q14	Var.%	9M15	9M14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	286.6	560.2	465.8	(38.5)	1,406.8	1,508.9	(6.8)
Operating Income (R$ million)	32.9	151.0	103.2	(68.2)	419.3	424.3	(1.2)
Net Income (R$ million)	23.1	99.9	72.1	(67.9)	278.4	317.0	(12.2)
EBITDA (R$ million)	16.4	147.4	102.6	(84.0)	402.4	436.5	(7.8)
Operating Margin	11.5%	27.0%	22.1%	(48.2)	29.8%	28.1%	6.0
Net Margin	8.1%	17.8%	15.5%	(47.8)	19.8%	21.0%	(5.8)
EBITDA Margin	5.7%	26.3%	22.0%	(74.1)	28.6%	28.9%	(1.1)

* Amounts subject to rounding.

Earnings Release 3Q15

The Araucária TPP does not have an availability agreement and operates under the merchant model and the energy produced is sold on the spot market. Copel consolidates the whole of UEGA’s net income/loss so that Petrobras portion is booked under “net income/(loss) attributable to non-controlling shareholders”. More details in the Exhibit III.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in September 2015 is shown in the following table:

				R$'000
Partnerships - Sep-15	Total Assets	Shareholders'	Net Oper.	Net Income
		Equity	Revenues
Parent Company (Consolidated)
Compagas S.A.	582,017	296,465	1,228,211	18,439
Elejor S.A.	703,772	47,305	175,343	6,046
UEG Araucária Ltda	1,214,215	1,009,105	1,406,826	278,366
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	101,670	62,293	14,120	9,532
Caiuá Transmissora de Energia S.A.	237,080	106,308	29,427	14,958
Cantareira Transmissora S.A	89,233	31,942	42,704	771
Dominó Holdings S.A.	495,890	487,185	-	35,143
Guaraciaba Transmissora de Energia (TP Sul) S.A.	962,072	332,442	230,444	34,523
Integração Maranhense Transmissora de Energia S.A.	468,884	210,453	99,983	24,750
Marumbi Transmissora de Energia S.A.	158,433	95,124	35,056	12,676
Mata de Santa Genebra S.A	534,996	59,176	87,802	1,477
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,061,673	983,701	568,316	79,086
Paranaíba Transmissora de Energia S.A.	825,407	404,197	445,005	35,390
Cantareira Transmissora S.A	742,993	376,881	61,471	7,102
Voltália São Miguel do Gostoso Participações S.A	123,910	114,512	-	(8,139)
Associates (Equity in erarning)
Sanepar	8,072,290	3,918,970	2,134,203	303,387
Dona Francisca Energética S.A.	217,425	199,566	51,838	24,924
Foz do Chopim Energética Ltda	45,821	40,349	35,761	21,349
[1] This data was adjusted to Copel's practices.

5. Investment Program

For the year 2015, Copel’s investment program provides for the amount of R$2,476.9 million, of which R$586.8 million were recorded in 3Q15, as detailed below:

* Amounts subject to rounding.

Earnings Release 3Q15

			R$ million
Subsidiary / SPC	Carried out	Carried out	Scheduled
	3Q15	9M15	2015
Copel Geração e Transmissão	353.6	861.3	1,300.1
HPP Colíder	131.8	274.7	345.1
HPP Baixo Iguaçu	5.1	30.8	158.5
TL Araraquara / Taubaté	28.2	71.2	144.0
TL Figueira-Londrina / Foz do Chopim-Salto Osório	0.9	15.7	10.5
SE Paraguaçu Paulista	10.3	44.3	40.2
TL Bateias - Curitiba Norte	6.0	15.9	42.0
TL Foz do Chopim - Realeza	1.7	2.0	17.5
SPC Matrinchã Transmissora de Energia ¹	42.3	132.2	104.9
SPC Guaraciaba Transmissora de Energia ¹	42.1	76.8	96.9
SPC Mata de Santa Genebra Transmissão ¹	-	2.8	10.8
SPC Cantareira Transmissora de Energia ¹	9.5	23.4	45.3
Other	75.6	171.5	264.6
Copel Distribuição	151.0	486.3	784.7
Copel Telecomunicações	28.8	79.5	107.7
Holding	-	-	5.5
Cutia Wind Farm Complex	12.4	16.5	90.0
Bento Miguel Wind Farm Complex	-	-	50.0
São Miguel do Gostoso Wind Farm Complex ¹	7.8	7.8	22.6
Other Invesment ²	33.2	135.0	116.3
TOTAL	586.8	1,586.4	2,476.9
¹ Referring to COPEL's s take.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s electricity sales to the captive market totaled 18,032 GWh in 9M15, 0.6% up on 9M14. The following table shows captive market trends by consumption segment:

	Number of Customers					Energy sold (GWh)
	Sep-15	Sep-14	Var. %	3Q15	3Q14	Var. %	9M15	9M14	Var. %
Residential	3,501,313	3,415,335	2.5	1,656	1,753	(5.5)	5,239	5,425	(3.4)
Industrial	89,551	91,366	(2.0)	1,754	1,749	0.3	5,172	5,037	2.7
Commercial	373,827	356,322	4.9	1,308	1,290	1.4	4,159	4,030	3.2
Rural	369,905	372,612	(0.7)	505	495	2.1	1,708	1,681	1.6
Other	57,174	56,289	1.6	586	583	0.5	1,754	1,759	(0.3)
Captive Market	4,391,770	4,291,924	2.3	5,809	5,870	(1.0)	18,032	17,932	0.6

The residential segment consumed 5,239 GWh in 9M15, 3.4% down, reflection the unfavorable macroeconomic environment, the tariff adjustments, which have led to the rational use of electricity, and the high 2014 comparison base due to the high temperatures recorded earlier that year. At the end of Setember 2015, this segment accounted for 29.1% of Copel’s captive market, totaling 3,501,313 residential customers.

Consumption from the industrial segment grew by 2.7% to 5,172 GWh, due to the good performance of the sectors food, paper and pulp, and chemicals. At the end of the period, this segment represented 28.7% of Copel’s captive market, with the Company supplying power to 89,551 industrial customers.

The commercial segment consumed 4,159 GWh between January and September 2015, 3.2% up year on year, due to the 4.9% increase in the number of clients, partially offset by lower average consumption, as a result of lower temperatures at the beginning of 2015. At the end of September 2015, this segment represented 23.1% of Copel’s captive market, with the Company supplying power to 373,827 commercial customers.

* Amounts subject to rounding.

Earnings Release 3Q15

The rural segment consumed 1,708 GWh, growing by 1.6% in 9M15, mainly due to the sustained excellent performance of agribusiness in the State of Paraná. At the end of September 2015 this segment represented 9.4% of Copel’s captive market, with the Company supplying power to 369,905 rural customers.

Consumption from other segments (public agencies, public lighting, public services and own consumption) presented a slight decrease compared to the same period in 2014 totaling 1,754 GWh. These segments jointly accounted for 9.7% of Copel’s captive market, totaling 57,174 customers at the end of the period.

* Amounts subject to rounding.

Earnings Release 3Q15

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, decreased by 0.8% until September 2015, as shown in the following table:

	Number of Customers / Agreements					Energy Sold (GWh)
	Sep-15	Sep-14	Var. %	3Q14	3Q14	Var. %	9M15	9M14	Var. %
Captive Market	4,391,770	4,291,924	2.3	5,809	5,870	(1.0)	18,032	17,932	0.6
Concessionaries and Licensees	6	6	-	187	190	(1.5)	569	548	3.8
Free Customers ¹	127	130	(2.3)	1,006	1122	(10.3)	3,058	3,362	(9.0)
Grid Market	4,391,903	4,292,060	2.3	7,002	7,182	(2.5)	21,659	21,842	(0.8)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

6.3 Electricity Sales

Copel’s electricity sales to final customers, composed of Copel Distribuição's sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 0.2% in the first nine months of 2015. The table below shows electricity sales by consumption segment:

Segment	Market			Energy Sold (GWh)
		3Q15	3Q14	Var. %	9M15	9M14	Var. %
Residential		1,656	1,753	(5.5)	5,239	5,425	(3.4)
	Total	2,749	2,765	(0.6)	8,126	8,048	1.0
Industrial	Captive	1,754	1,749	0.3	5,172	5,037	2.7
	Free	995	1,016	(2.1)	2,954	3,011	(1.9)
	Total	1,311	1,293	1.4	4,168	4,039	3.2
Commercial	Captive	1,308	1,290	1.4	4,159	4,030	3.2
	Total	3	3	-	9	9	-
Rural		505	495	2.1	1,708	1,681	1.6
Other		586	583	0.5	1,754	1,759	(0.3)
Energy Supply		6,807	6,889	(1.2)	20,995	20,952	0.2

6.4 Total Energy Sold

Copel’s total energy sales, composed of the sales of Copel Distribuição, Copel Geração e Transmissão and Wind Farms, in all the markets, came to 33,113 GWh in September 2015, 1.6% up on the same period last year. The following table shows Copel’s total electricity sales:

* Amounts subject to rounding.

Earnings Release 3Q15

	Number of Customers / Agreements					Energy Sold (GWh)
	Sep-15	Sep-14	Var. %	3Q15	3Q14	Var. %	9M15	9M14	Var. %
Copel DIS
Captive Market	4,391,770	4,291,924	2.3	5,809	5,870	(1.0)	18,032	17,932	0.6
Concessionaries and Licensees	4	4	-	176	177	(0.6)	527	522	1.0
CCEE (MCP)	-	-	-	202	107	88.8	366	275	33.0
Total Copel DIS	4,391,774	4,326,974	1.5	6,187	6,154	0.5	18,925	18,729	1.0
Copel GeT
CCEAR (Copel DIS)	1	1	-	48	103	(53.2)	170	299	(43.2)
CCEAR (other concessionaries)	40	41	(2.4)	1,057	1,144	(7.6)	3,333	3,496	(4.7)
Free Customers	28	29	(3.4)	998	1,019	(2.0)	2,963	3,020	(1.9)
Bilateral Agreements ¹	52	32	62.5	1,683	1,816	(7.3)	5,085	5,534	(8.1)
CCEE (MCP) ²	-	-	-	139	429	(67.6)	1,807	1,498	20.7
Total Copel GeT	121	103	17.5	3,925	4,511	(13.0)	13,358	13,847	(3.5)
Copel Renováveis
CCEAR (other concessionaries)	112	-	-	212	-	-	564	-	-
CER	3	-	-	90	-	-	266	-	-
Total Copel Ren	115	-	-	302	-	-	830	-	-
Total Copel Consolidated	4,392,010	4,327,077	1.5	10,413	10,665	(2.4)	33,113	32,576	1.6
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

In addition, the energy dispatched by the Araucária Thermal Power Plant totaled 2,420 GWh between January and September 2015. All the energy generated by the plant is sold in the short-term market.

							GWh
TPP Araucária - UEGA	3Q15	2Q15	3Q14	Var. %	9M15	9M14	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Own Generation¹	548	909	796	(31.2)	2,420	2,326	4.1
Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

* Amounts subject to rounding.

Earnings Release 3Q15

6.5 Energy Flow

Energy Flow – Copel Dis

			GWh
Energy Flow - Copel Dis	9M15	9M14	Var. %
Itaipu	4,444	4,390	1.2
CCEAR – Copel Geração e Transmissão	170	299	(43.1)
CCEAR – Other	10,970	11,582	(5.3)
CCEAR – Adjustment auction	1,303	-	-
CCEE (MCP)	396	1,505	(73.7)
Angra	786	783	0.4
CCGF	2,024	981	106.3
Itiquira	-	452	-
Proinfa	438	430	1.9
Elejor S.A	887	887	-
Available Power	21,418	21,309	0.5
Captive market	18,032	17,932	0.6
Wholesale	527	522	1.0
CCEE (MCP)	366	275	33.1
Losses and differences	2,493	2,580	(3.4)
Basic network losses	430	406	5.9
Distribution losses	1,807	1,934	(6.6)
CG contract allocation	256	240	6.7

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	9M15	9M14	Var. %
Own Generation	17,939	18,504	(3.1)
CCEE (MCP)	-	-	-
MRE	144	-	-
Dona Francisca	222	458	(51.5)
Total Available Power	18,305	18,962	(3.5)
Bilateral Agreements	5,085	5,534	(8.1)
CCEAR – COPEL Distribuição	170	299	(43.1)
CCEAR – Other	3,334	3,496	(4.6)
Free Customers	2,962	3,020	(1.9)
CCEE (MCP)	1,807	1,498	20.6
MRE	4,509	4,531	(0.5)
Losses and differences	438	584	(25.0)

* Amounts subject to rounding.

Earnings Release 3Q15

Energy Flow – Wind Farms

Energy Flow - São Bento Energia	9M15
Own Generation	250
CCEE (MCP)	-
Total Available Power	311
CCEAR – COPEL Distribuição	-
CCEAR – Other	286
CCEE (MCP)	-
Losses and differences	25

Energy Flow - Brisa Potiguar	9M15
Own Generation	172
CCEE (MCP)	-
Total Available Power	398
CCEAR – COPEL Distribuição	-
CCEAR – Other	277
CER	267
CCEE (MCP)	-
Losses and differences	(146)

Consolidated Energy Flow (Jan/ Sep 2015)

* Amounts subject to rounding.

Earnings Release 3Q15

6.6 Tariffs

Sales to Distributors Average Tariff – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Sep-15	Jun-15	Sep-14	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	505	158.10	151.92	154.32	4.1	2.5
Auction CCEAR 2007 - 2014	-	-	-	122.61	-	-
Auction CCEAR 2008 - 2015	74	141.46	135.98	130.47	4.0	8.4
Auction CCEAR 2009 - 2016	213	162.87	154.57	149.68	5.4	8.8
Auction CCEAR 2011 - 2040 ( HPP Mauá)	94	184.33	176.46	170.01	4.5	8.4
Auction CCEAR 2013 - 2042 (Cavernoso II)¹	-	195.28	192.86	182.37	1.3	7.1
Auction CCEAR 2014 (12 months)	-	-	-	191.80	-	-
Auction - CCEAR 2015 - 2045 (UHE Colíder)	124	139.96	137.34	-	1.9	-
Copel Distribuição
Concession holders in the State of Paraná	81	272.32	251.49	193.39	8.3	40.8
Total / Tariff Weighted Average Supply¹	586	173.94	166.65	159.19	4.4	9.3
¹ The commercial operation of HPP Cavernoso II has been suspended since 09.24.2014.

Power Purchase Average Tariff – Copel Distribuição

* Amounts subject to rounding.

Earnings Release 3Q15

						R$ / MWh
Tariff	Amount	Sep-15	Jun-15	Sep-14	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	634	396.08	346.71	142.35	14.2	178.3
Auction – CCEAR 2007 – 2014	50	-	-	157.86	-	-
Auction – CCEAR 2008 – 2015	52	143.93	135.42	132.75	6.3	8.4
Auction – CCEAR 2010 – H30	70	194.04	194.04	178.89	-	8.5
Auction – CCEAR 2010 – T15 [2]	65	205.46	205.46	189.41	-	8.5
Auction – CCEAR 2011 – H30	58	199.22	199.22	183.66	-	8.5
Auction – CCEAR 2011 – T15 [2]	54	226.55	226.55	208.85	-	8.5
Auction – CCEAR 2012 – T15 [2]	115	203.23	203.23	187.36	-	8.5
Auction – CCEAR 2014 - 2019 ³	73	331.11	386.03	439.30	(14.2)	(24.6)
Auction – CCEAR 2014 - 2019 [4]	187	292.93	292.94	270.81	-	8.17
Auction 2014 - 12M	329	-	-	191.41	-	-
Auction 2014 - 18M	19	-	175.79	165.20	-	-
Auction 2014 - 36M	163	159.60	159.60	149.99	-	6.41
Angra	119	170.38	170.38	150.83	-	13.0
CCGF [5]	150	30.31	32.74	32.82	(7.4)	(7.6)
Santo Antônio	92	123.48	116.08	113.83	6.4	8.5
Jirau	131	108.61	102.10	100.12	6.4	8.5
Others Auctions [6]	444	129.80	216.26	281.68	(40.0)	(53.9)
Bilaterals	187	210.32	210.32	203.12	-	3.5
Total / Tariff Average Supply	2,993	204.25	213.44	185.89	(4.3)	9.9
[1] Furnas transport charge not included.
[2] Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

Tariff¹	Sep/14	Jun-15	Sep/14	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial ²	418.28	361.91	263.28	15.6	58.9
Residential	492.11	430.85	327.49	14.2	50.3
Commercial	462.49	401.72	300.46	15.1	53.9
Rural	316.44	265.09	203.17	19.4	55.7
Other	357.86	307.95	233.21	16.2	53.5
Retail distribution average rate	433.92	376.65	282.48	15.2	53.6
¹ Does not consider tariff flags.
² Free customers not included.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$6,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 24,791. In September 2015 the Company’s capital was as follows:

* Amounts subject to rounding.

Earnings Release 3Q15

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,874	13.7	129	33.9	100,915	78.7	120,918	44.2
BM&FBovespa	18,748	12.9	129	33.9	62,874	49.0	81,751	29.9
NYSE	1,126	0.8	-	-	37,972	29.6	39,098	14.3
LATIBEX	-	-	-	-	69	0.1	69	-
Other	297	0.2	252	66.1	47	-	596	0.2
TOTAL	145,030	100.0	381	100.0	128,244	100.0	273,655	100.0

* Amounts subject to rounding.

Earnings Release 3Q15

7.2 Stock Performance

		Common		Preferred "B"
Stock Performance (Jan - Sep/ 15)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
	Number of Trades	37,888	204	663,277	3,566
BM&FBovespa	Volume Traded	13,090,800	70,381	112,020,500	602,261
	Trading Value (R$ thousand)	293,751	1,579	3,718,985	19,995
	Presence in Trading Sessions	186	100%	186	100%
	Volume Traded	507,969	3,432	119,434,745	638,688
NYSE	Trading Value (US$ thousand)	3,553	24	1,271,474	6,799
	Presence in Trading Sessions	148	79%	187	100%
	Volume Traded	-	-	268,069	1,473
LATIBEX	Trading Value (Euro thousand)	-	-	2,544	14
	Presence in Trading Sessions	-	-	182	95%

From January through September 2015, the free float accounted for 44.2% of the Company’s capital. Copel’s market capitalization, based on the stock prices on all markets at the end of September 2015, was R$7,322.1 million. Out of the 66 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.8. Copel also accounted for 7.2% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 0.9% and Copel commonn shares 0.1%.

Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). Copel’s common and class B preferred shares closed the period at R$21.55 and R$32.64, with a negative variation of 13.5% and 9.1% respectively. In the same period the Ibovespa had negative change of 9.9%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$8.21, with a negative variation of 37.7%. Over this period, the Dow Jones Index negative by 8.9%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 95% of the trading sessions and closed the period at €7.44, with a negative variation of 33.2%. In the same period the Latibex All Shares index had negative growth of 34.1%.

The table below summarizes Copel’s share prices in 9M15.

* Amounts subject to rounding.

Earnings Release 3Q15

		Price / Points
Quotes 09.30.2015	Ticker / Index			Var. (%)
		09.30.2015	12.31.2014
	CPLE3	R$ 21.55	R$ 24.90	(13.5)
BM&FBovespa	CPLE6	R$ 32.64	R$ 35.90	(9.1)
	Ibovespa	45,059	50,007	(9.9)
NYSE	ELP	US$ 8.21	US$ 13.17	(37.7)
	Dow Jones	16,237	17,823	(8.9)
LATIBEX	XCOP	€ 7.44	€ 11.13	(33.2)
	Latibex	1,148	1,742	(34.1)

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2010:

				Thousands of R$		R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2010			281,460	0.98027	2.52507	1.07854
IOC¹	2010	08/17/10	09/20/10	85,000	0.29662	0.32638	0.32638
Dividends	2010	04/28/11	05/23/11	81,460	0.28328	1.04782	0.31167
IOC	2010	04/28/11	05/23/11	115,000	0.40037	1.15087	0.44049
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
1 In advance

* Amounts subject to rounding.

Earnings Release 3Q15

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced between January and September 2015.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,732.1	2,057.7	17,878.9
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	4,823.0	23.05.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	5,343.4	15.11.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	5,579.7	04.05.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira) (1)(2)	260.0	109.0	710.2	07.07.2015
Mauá (3)	185.2	100.8	1,072.5	03.07.2042
Guaricana	36.0	16.1	115.8	16.08.2026
Cavernoso II (4)	19.0	10.6	0.0	27.02.2046
Chaminé	18.0	11.6	76.3	16.06.2026
Apucaraninha	10.0	6.7	49.3	12.10.2025
Mourão (1)(2)	8.2	5.3	23.1	07.07.2015
Derivação do Rio Jordão	6.5	5.9	38.3	15.11.2029
Marumbi	4.8	2.4	17.2	(5)
São Jorge	2.3	1.5	12.5	03.12.2024
Chopim I (6)	2.0	1.5	6.1	07.07.2015
Cavernoso	1.3	1.0	3.8	07.01.2031
Melissa	1.0	0.6	4.9	(7)
Salto do Vau	0.9	0.6	1.4	(7)
Pitangui	0.9	0.1	1.4	(7)
Thermal Power Plant	20.0	10.3	57.4
Figueira	20.0	10.3	57.4	26.03.2019
Wind Energy Plants	2.5	0.5	2.7
Eólica de Palmas (8)	2.5	0.5	2.7	28.09.2029
TOTAL	4,754.6	2,068.5	17,939.0
(1) Hydroelectric Power Plant Cotista, according to ANEEL’s Ordinance No. 189/2015. Considering generation up to July 7, 2015.
(2) Considering plant’s physical guarantee up to concession’s expiration date, which is July 7, 2015.
(3) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(4) Plant under maintenance since June 2014 due to flood.
(5) Submitted to ANEEL for ratification.
(6) Expiration of concession as of July 7, 2015, for recording in accordance with ANEEL’s Authorizing Resolution (REA) nº. 5.373/2015.
(7) Power plants with no concession agreement, only required to be registered at ANEEL.
(8) Average wind plant generation.

The concession agreements of the Governador Parigot de Souza HPP (260 MW) and the Mourão I SHP (8.2 MW), which were under the ownership of Copel Get and corresponding to 5% of the operating installed capacity of the assets belonging to Company, expired on July 7, 2015. In accordance with Ordinance 189, of May 8, 2015, of the Ministry of Mines and Energy, these plants will remain under Copel GeT’s responsibility for the provision of electricity generation services in order to ensure the continuity of the services, until a new bidding process is conducted. The energy generated by these enterprises started being allocated to distributors in the quota system, according to Law  12,783 of January 11, 2013.

* Amounts subject to rounding.

Earnings Release 3Q15

Aneel, through Resolution 1,924, of July 28, 2015, defined the Annual Generation Revenues of the hydroelectric plants under the quota system, pursuant to Law 12,783, of January 11, 2013. As a result, Copel GeT will receive a total Annual Generation Revenue (AGR) of R$34.2 million, of which (i) R$31.5 million corresponds to the Governador Parigot de Souza HPP, (ii) R$2.1 million to the Mourão I SHP, and (iii) R$631,9 thousand to the Rio dos Patos HPP, whose concession agreement expired on February 14, 2014. The respective AGRs are valid for the period from July 8, 2015 to June 30, 2016, or until these plants are transferred to the winners of the corresponding bids, whichever occurs first. The energy generated by the project is divided into quotas and, consequently, is not included into Copel GeT’s assured energy.

Law 13,097/15, enacted in January 2015, changed the capacity limit for Hydroelectricity Generation Centers – HGCs and Small Hydro Power Plants – SHPs. After the change, the HGCs’ limit increased from 1MW to 3MW. As a result, the Chopim I plant, which used to be classified as a SHP, is now a HGC, and no longer needs a concession, just registration with Aneel.

Copel Renováveis

Wind Farm Complex São Bento

On February 26, 2015 began the commercial operation of the Wind Complex São Bento, located in State of Rio Grande do Norte. The complex consists of 4 wind farms that have an installed capacity of 94.0 MW and assured power of 46.3 average MW. The energy produced was sold in the 2nd Alternative Sources Auction, held on August 26, 2010, the current average price of R$188.88/MWh.

Wind Farm Complex Copel Brisa Potiguar

On October 21, 2015, Copel concluded the installation of Brisa Potiguar Wind Complex. With the last six wind turbines of the Wind Farm Asa Branca II going on-stream, Copel now has eleven wind farms in operation, all located in the state of Rio Grande do Norte, totaling 277.6 MV of installed capacity.

* Amounts subject to rounding.

Earnings Release 3Q15

Wind Farm	Auction ¹	Installed	Assured Power	Generation	Price ²	Expiration of
		Capacity (MW)	(Average MW)	(GWh)		Authorization
São Bento		94.0	46.3	246.2	188.88
Boa Vista		14.0	6.3	32.5	193.76	Apr-46
Olho d'Água	2nd LFA	30.0	15.3	84.5	188.11	May-46
São Bento do Norte	(08.26.2010)	30.0	14.6	77.4	188.11	May-46
Farol		20.0	10.1	51.8	188.11	Apr-46
Copel Brisa Potiguar		183.6	92.6	140.0	165.34
Asa Branca I		27.0	13.2	44.1	190.12	Apr-46
Asa Branca II	2nd LFA	27.0	12.8	41.1	190.12	May-46
Asa Branca III	(08.26.2010)	27.0	12.5	20.8	190.12	May-46
Eurus IV		27.0	13.7	14.5	190.12	Apr-46
Santa Maria		29.7	15.7	0.7	133.55	May-47
	4th LER
Santa Helena		29.7	15.7	7.6	133.55	Apr-47
	(08.18.2011)
Ventos de Santo Uriel		16.2	9.0	11.2	132.51	Apr-47
Total		277.6	138.9	386.2	173.19
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to September 2015.

Interest in Generation Projects

Copel holds interests in six power generation projects at the operational stage, with a total installed capacity of 1,786.6 MW, 606 MW refered to Copel´s stake, as shown below:

	Installed	Assured Power	Partners		Concession
Company	Capacity	(Average MW)		PPA signed with	Expires
	(MW)
TPP Araucária			COPEL - 20%
(UEG Araucária)	484.1	365.2	COPEL GeT - 60%	¹	Dec-29
			Petrobras - 20%
HPP Santa Clara	123.4	72.4	COPEL - 70%	COPEL Dis	Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
HPP Fundão	122.5	67.9	COPEL - 70%	COPEL Dis	Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
			COPEL - 23,03%
HPP Dona Francisca	125.0	78.0	Gerdau - 51,82%	COPEL GeT	Aug-33
(DFESA)			Celesc - 23,03%
			Desenvix - 2,12%
SHP Júlio de Mesquita	29.1	20.4	COPEL - 35,77%	Free customers	Apr-30
Filho (Foz do Chopim)			Silea Participações - 64,23%
			COPEL - 0,82%
			CEB Lajeado - 16,98%
			Paulista Lajeado Energia S.A. - 5,94%
HPP Lajeado	902.5	526.6	EDP Energias do Brasil S.A. - 4,57%	²	Dec-32
(Investco S.A.)			Lajeado Energia S.A. - 62,39%
			Furnas Centrais Elétricas S.A. - 0,21%
			Other - 9,09%
¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Interest in Wind Farms

Copel has 49% interest in the São Miguel do Gostoso I wind farm complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by avarege price R$98,92 MWh, under twenty-year contracts, with supply beginning in July, 2015.

* Amounts subject to rounding.

Earnings Release 3Q15

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	CAPEX³ (R$ million)	Stake (%)	Wind farm location	Expiration of Authorization
Voltália - São Miguel do Gostoso I [4]
Carnaúbas	27.0	13.1			127.1			Apr-47
Reduto[4]	27.0	14.4			128.9	49% COPEL	São Miguel do	Apr-47
Santo Cristo	27.0	15.3	129.54	Jun-15	128.9	51% Voltalia	Gostoso (RN)	Apr-47
São João	27.0	14.3			128.9			Mar-47
Total	108.0	57.1	129.54		513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to September 2015.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.
[4] Wind farm able to start up, waiting for transmission line conclusion.

In April 2015, we concluded the works of these wind farms. Aneel, through Order 2,233, of July 9, 2015, and 2,538, of August 5, 2015, considered suitable for commercial operation of the generating units Wind Farms Reduto, Carnaúbas, Santo Cristo and São João, with total installed capacity 108 MW. However, the commercial operation will begin after completion of the works of transmission facilities (ICG Touros) transmission agent's responsibility, scheduled for the first half of 2016.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Installed Capacity	Assured Power	Stake
	(MW)	(Average MW)
HPP Colíder	300	179.6	100% Copel GeT
			30% Copel GeT
HPP Baixo Iguaçu	350	172.8	70% Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjusted for Copel’s stake

Colíder Hydroelectric Power Plant

In Aneel New Energy Auction 03/2010, held on July 30, 2010, Copel GeT won the concession for the implementation and operation of the Colíder HPP for 35 years. On January 17, 2011, the federal government and Copel GeT entered into 01/2011-MME-UHE Colíder Concession Agreement involving the use of public assets for electricity generation.

The plant will have an installed capacity of 300 MW and assured energy of 179.6 average-MW and is being implemented on the Teles Pires River, in Mato Grosso State. Investments are estimated at R$1.9 billion. On the base date of August 1, 2010, 125 average-MW were traded at R$103.40/MWh, restated by the IPCA consumer price index. The sold energy will be supplied for 30 years as of January 2015 and the remaining energy will be available for sale.

* Amounts subject to rounding.

Earnings Release 3Q15

The works are in their final stage. The works in the Hydroelectric Power Plant Colíder are in the stage of assembly of electromechanical equipment, with the tests of sluice gates and the assembly of Unit 1 generator rotor. The removal of vegetation in the reservoir area is at a fast pace. In the power station, generation unit 3 well was cased, and the second spillway was closed for the construction of the ogive. The unit 1 operations, expected to begin initially on April 30, 2016, were postponed to the second half of 2016.

Copel GeT has been honoring Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using energy from other plants in its portfolio. In order to so, the Company has refrained from selling energy in the spot market, at the PLD, in order to sell at the CCEAR prices.

As a result of force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão is requesting with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014.

On October 9, 2015, the 5th Panel of the Regional Federal Appellate Court of the 1st Region granted the request for interlocutory appellate relief made by Copel GeT. The Court determined that Aneel refrains from imposing to the Company, until the Administrative Case No. 48500.000623/2015 is examined, any record keeping, deposit, encumbrance, payment, settlement or guarantee, fine, debit or nonpayment, reduction in duration of contracts, reversal of recording of contracts, dismissals, penalties and/or restrictions on rights as a result of falling behind the original schedule of Concession Agreement for Power Generation No. 01/2011-MME-UHE Colíder, also suspending any burden related thereto.

Baixo Iguaçu Hydroelectric Power Plant

Copel GeT has a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction and operation. The power plant will have an installed capacity of 350 MW and assured energy of 172.8 average-MW and it is being built on the Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, in southwest Paraná. Part of the energy that will be produced (121 average-MW) was sold in the 7th New Energy Auction, held on September 30, 2008, at R$98.98/MWh.

The beginning of commercial generation of units 1, 2 and 3, which was expected for December, 2017, and January and February 2018, respectively, was put off due to the suspension of Installation License entered by the Regional Federal Court of the 4th Region (TRF-RS) on June 16, 2014. Works were discontinued as soon as the company was informed about the decision, on July 7, 2014.

* Amounts subject to rounding.

Earnings Release 3Q15

Copel Renováveis

Wind Farm Complex

Copel  Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 332.0 MW, as follows:

Wind Farm	Auction ¹	Installed Capacity	Assured Power	Price ³	Start up	CAPEX	Premium Value	Wind farm location	Expiration of
		(MW) ²	(Average MW)			(R$ million)	(R$ million)		Authorization
Dreen Cutia		25.2	9.6	157.01		97.6		Pedra Grande	Jan-42
Dreen Guajiru		21.6	8.3	157.01		83.8		Pedra Grande	Jan-42
Esperança do Nordeste	6th LER	30.0	9.1	157.01	Oct-17	116.1	9.4	São Bento do Norte	s5
GE Jangada	(10/31/2014)	30.0	10.3	157.01		114.9		São Bento do Norte	Jan-42
GE Maria Helena		30.0	12.0	157.01		114.9		São Bento do Norte	Jan-42
Paraíso dos Ventos do Nordeste		30.0	10.6	157.01		115.7		São Bento do Norte	s5
Potiguar		28.8	11.5	157.01		112.1		São Bento do Norte	s5
São Bento do Norte I		24.2	9.7	148.59				São Bento do Norte	s5
São Bento do Norte II		24.2	10.0	148.59				São Bento do Norte	s5
São Bento do Norte III	20th LEN	22.0	9.6	148.59				São Bento do Norte	s5
					Jan-19	532.2	14.2
São Miguel I	(11/28/2014)	22.0	8.7	148.59				São Bento do Norte	s5
São Miguel II		22.0	8.4	148.59				São Bento do Norte	s5
São Miguel III		22.0	8.4	148.59				São Bento do Norte	s5
Total		332.0	126.2	153.35		1,287.2	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Price updated to September 2015.
[4] The value the CAPEX corresponds to the recorded in EPE.
5 In granting / authorization process.

* Amounts subject to rounding.

Earnings Release 3Q15

8.2 Transmission

In Operation

The table below presents Copel’s transmission concession agreements and the main features of its transmission lines and substations:

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001²	Several	1,919	32	12,202	174.9	Dec-42
Copel GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	17.2	Jul-31
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	0.9	Mar-38
Copel GeT	027/2009 ³	TL Foz - Cascavel Oeste	116	-	-	10.2	Nov-39
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.6	Oct-40
		LT Foz do Chopim - Salto Osório
Copel GeT	022/2012		98	-	-	5.1	Aug-42
		LT Londrina - Figueira
Subtotal Copel GeT [4]			2,302	33	12,502	213.0	-
Costa Oeste		TL Cascavel Oeste - Umuarama Sul
Copel GeT - 51%	001/2012		143	1	300	5.8	Jan-42
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	Nova Sta Rita - Camaquã	798	1	300	12.4	May-42
Eletrosul - 80%
Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	10.8	May-42
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	16.5	May-42
Elecnor - 51%
Marumbi
Copel GeT - 80%	008/2012	LT Curitiba - Curitiba Leste	28	1	300	14.7	May-42
Eletrosul - 20%
Subtotal SPCs [5]			1,470	5	1,600	60.2
Total			3,772	38	14,102	273.2
¹ Refered to Copel's stake
² Renewed contract pursuant to Law 12,783/13
³ APR updated as tariff review process - Aneel Resolution 1,901/15
[4] Consolidated Financial Statement
[5] Equity in Earning of Subsidiaries

Under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 4,346 km of transmission lines and 10 substations and will generate APR of R$736.9 million, R$301.4 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

* Amounts subject to rounding.

Earnings Release 3Q15

Subsidiary / SPC	Auction	Signing of	Enterprise	State	Km	Subst	APR¹	CAPEX ²	Start Up	Concession
		Contract					(R$ million)	(R$ million)		Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	28.4	250.0	Dec-16	Oct-40
			TL Assis — Paraguaçu Paulista II		37	-			Feb-16	Feb-43
Copel GeT	007/12	Feb-13		SP			7.0	57.8
			Paraguaçu Paulista II Substation		-	1			Feb-16	Feb-43
Copel GeT	007/13	Jan-14	TL Bateias - Curitiba Norte	PR	33	1	7.7	69.0	Mar-16	Jan-44
Copel GeT	001/14	Sep-14	TL Foz do Chopim - Realeza	PR	53	1	6.4	49.0	Mar-17	Sep-44
Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	16.7	135.0	Sep-17	Sep-44
Subtotal Copel GeT					599	3	66.2	560.8		-
Matrinchã
Copel GeT - 49%	002/12	May-12	TL Paranaíta - Ribeirãozinho	MT	1,005	3	84.9	882.0	Nov-15	May-42
State Grid - 51%
Guaraciaba				MT / GO /
Copel GeT - 49%	002/12	May-12	TL Ribeirãozinho - Marimbondo		600	1	44.5	441.0	Nov-15	May-42
State Grid - 51%				MG
Paranaíba
Copel GeT - 24,5%				BA / MG /
	007/12	May-13	TL Barreiras II - Pirapora II		967	-	29.4	235.2	May-16	May-43
Furnas - 24,5%				GO
State Grid - 51%
Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	3	100.6	784.6	Nov-17	May-44
Furnas - 49,9%
Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	42.0	305.8	Mar-18	Sep-44
Elecnor - 51%
Subtotal SPC					3,747	7	301.4	2,648.5
Total					4,346	10	367.7	3,209.3
¹ Update according to Aneel Ratification Resolution 1918/2015 (R$ milion) / Adjusted for Copel’s stake.
² Aneel reference value (R$ million) / Adjusted for Copel’s stake.

8.3 Distribution

In the distribution business, Copel serves more than 4.3 million energy consumers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	103,173	-	-
34.5 kV	82,914	227	1,496
69 kV	718	34	2,337
88 kV1	-	-	5
138 kV	5,577	101	6,814
230 kV	126	-	-
Total	192,508	362	10,651
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation on September 30, 2015 was 7,605 km.

* Amounts subject to rounding.

Earnings Release 3Q15

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed 3Q15 at 14,362 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and beginning of 2015. The trends for these indicators, as well as for total time service, are shown below:

Jan-Jun	DEC ¹	FEC ²	Total time service (hours)
	(hours)	(outages)
2011	7.58	5.94	1:34
2012	7.00	5.60	1:38
2013	8.02	5.79	1:52
2014	10.05	6.51	1:45
2015	9.42	5.85	2:27
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

* Amounts subject to rounding.

Earnings Release 3Q15

8.4 Telecommunications

Copel Telecomunicações has a optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In September 2015, the backbone cable network extended for 9,793 km and the access network extended for 18,212 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in State of Santa Catarina. Copel Telecom has substantially expanded its customer base in recent years, as shown below.

* Amounts subject to rounding.

Earnings Release 3Q15

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%
COPEL - 7.6%
State of Paraná - 58.7%
Dominó Holdings S.A. - 12.2%
Sanepar	Sanitation	Daleth Participações - 8.3%
Andrade Gutierrez - 2.1%
Other - 11,1%
COPEL - 51.0%
Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração		Petra Energia [1] - 30.0%
Oil and natural gas
e Produção S.A		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0%
Município de Londrina - 55.0%
Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%
Escoelectric Ltda	Services	COPEL - 40.0%
Lactec - 60.0%
COPEL - 48.0%
Copel-Amec Ltda [2]	Services	Amec - 47.5%
Lactec - 4.5%
[1] Operating Company.
[2] Being liquidated.

* Amounts subject to rounding.

Earnings Release 3Q15

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 340.6 MW of installed capacity to the Company's portfolio.

	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
Project	(MW)	(Average MW)	(%)
SHP	206.2	114.6
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curucaca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopim	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
HPP	331.0	165.5
HPP São Jerônimo	331.0	165.5	41.2
WPP	159.0	70.2
WPP Complexo Alto Oriente	60.0	27.4	100.0
WPP Complexo Jandaia	99.0	42.8	100.0
Total	696.2	350.3
¹ The installed capacity of the new projects can be optimized in relation to the registered at a uctions.

São Jerônimo Hydroelectric Power Plant

The project comprises the future São Jerônimo Hydroelectric Power Plant, with an estimated installed capacity of 331 MW, located on the Tibagi River, in the State of Paraná. This project’s implementation will be based on the concession for the use of public assets in Aneel Auction Notice 02/2001 and has been awarded to Consórcio São Jerônimo, in which Copel holds a 41.2% interest. The beginning of the works depends on authorization by the National Congress, pursuant to article 231, paragraph 3 of the Federal Constitution, as the plant’s reservoir is in indigenous areas.

Thermal Power Generation

Copel is conducting feasibility studies about four thermoelectric power plants to be constructed in the state of Paraná that may add up to 1,773 MW of installed capacity to the Company’s portfolio, as shown in the chart below:

* Amounts subject to rounding.

Earnings Release 3Q15

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	373.0	Natural Gas	Araucária - PR
Litoral TPP	400.0	Natural Gas	Paranaguá - PR
Litoral II TPP	800.0	Natural Gas	Paranaguá - PR
Norte Pioneiro TPP	200.0	Coal	Sapopema - PR
Total	1,773.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

The feasibility of natural gas thermoelectric power projects Litoral I and II is subject to the construction of a regasification facility in the coast of the state of Paraná, which would also supply natural gas to UEGA and TPP Araucária II project, and possibly to Compagas.  In order to ensure the supply of natural gas to TPP Araucária II project, Copel established negotiations with Petrobras, in addition to other alternatives which are under analysis.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

The public hearings for the Apertados and Ercilândia hydroelectric power plants were held in November 2014, thus fulfilling one of the legal requirements for the respective environmental licenses to be issued.  The environmental license applications are currently being reviewed by the Environmental Institute of Paraná State.The preliminary environmental license is a condition for the technical qualification of the projects in the new energy auctions promoted by Aneel.

Tapajós Hydroelectric Complex

Copel entered into a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers in Brazil’s North Region, including the environmental assessment of the Tapajós River Basin and the feasibility of the Tapajós River Complex, comprising five plants with a joint installed capacity of over 12 thousand MW. The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 8,040 MW, both on the Tapajós River. On the Jamanxim River, the Company will be

* Amounts subject to rounding.

Earnings Release 3Q15

studying the Cachoeira do Caí, Cachoeira dos Patos and Jamanxim Hydroelectric Power Plants. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was submitted to Aneel for examination in April 2014. The document contains a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant and will be an integral part of the documentation included in the invitation to bid for the plant’s concession. The Environmental Impact Assessments and Environmental Impact Reports (EIA/RIMA) were concluded and delivered to IBAMA (Brazilian Institute of Environment and Renewable Natural Resources) in May 2014. The Company is awaiting for the public hearings to be scheduled. At the moment, the situation of indigenous peoples is under study. Technicians from FUNAI (National Indian Foundation) are studying the possible impacts on indigenous communities.

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327-km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$ 78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 3Q15 at 8,653 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2012	2013	2014	Sep-15
Geração e Transmissão	1,841	1,702	1,554	1,563
Distribuição	7,169	6,375	6,071	6,063
Telecomunicações	458	434	601	622
Holding	-	136	329	344
Participações	-	-	11	10
Renováveis	-	-	26	51
TOTAL	9,468	8,647	8,592	8,653

* Amounts subject to rounding.

Earnings Release 3Q15

On September 30, 2015, Copel Distribuição had 4,391,770 customers, representing a consumer-to-employee ratio of 724. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 16 employees, respectively.

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,754.6	In operation
Hydroeletric	18 [1]	4,732.1	Transmission Lines (km)	2,302
Thermal	1	20.0	Substation (amount)	33
Wind power	1	2.5	Under construction
Under construction		405.0	Transmission Lines (km)	599
Hydroeletric	2	405.0	Substation (amount)	3
Copel Holding			Partnership
In operation		277.6	In operation
Wind farms	11	277.6	Transmission Lines (km)	1,470
Under construction		332.0	Substation (amount)	5
Wind farms	13	332.0	Under construction
Partnership			Transmission Lines (km)	3,747
In operation		606.0	Substation (amount)	7
Hydroeletric	5	218.7
Thermal	1	387.3
			Copel Distribuition
Under construction		52.9
Wind farms[2]	4	52.9	Distribution lines (km)	192,508
			Substations	362
			Installed power substations (MVA)	10,651
Copel Telecommunication
			Municipalities served	395
Optical cables backbone network (km)		9,793	Locations served	1,113
Optical cables access network (km)		18,212	Captive customers	4,391,770
Cities served in Parana State		399	Customers by distribution employee	724
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	9.42
Customers		41,153	FEC (number of outages)	5.85

Administration

Total employees		8,653
Copel Geração e Transmissão		1,563	Copel Participações	10
Copel Distribuição		6,063	Copel Renováveis	51
Copel Telecomunicações		622	Copel Holding	344
[1] The plant UHE Capivari-cachoeiraand UHE Mourão had their concession contracts expired on 07/07/2015;
[2] The Wind Farm São Miguel do Gostoso I, is able to operate commercially, though the operation will only begin after completion of the transmission of works, transmission agent's responsibility.

* Amounts subject to rounding.

Earnings Release 3Q15

9.3 Conference Call 3Q15 Results

Information about 3Q15 Results Conference Call:

>     Thursday, Nov 12, 2015, at 3:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* Amounts subject to rounding.

Earnings Release 3Q15

Exhibit I – Consolidated Cash Flow Statement

R$'000
Consolidated Cash Flow	9M15	9M14
Cash flows from operating activities
Net income for the period	863,439	1,064,752
Adjustments to reconcile net income with the cash provided by operating activities	1,450,155	1,509,486
Depreciation and Amortization	503,355	462,465
Unrealized monetary and exchange variations, net	203,931	238,927
Remuneration of accounts receivable related to the concession	(66,340)	(45,210)
Sectoral assets and liabilities result	(322,708)	-
Equity in earnings of subsidiaries	(150,901)	(120,051)
Income Tax and Social Contribution	571,855	674,926
Deferred Income Tax and Social Contribution	(157,119)	(244,088)
Reversal of provision for losses from devaluation of investments	-	(2,168)
Net operational provisions and reversals	497,139	275,913
Provisions for post employment benefits	202,057	157,722
Provision for research and development and energy efficiency	94,901	84,022
Write off of intangible assets related to concession - goodwill	38,664	20,660
Write off of property, plant, a nd equipment	17,614	2,460
Write off of intangible assets	17,707	3,908
Decrese (increase) in assets	(640,994)	(286,277)
Increase (reduction) of liabilities	(836,259)	(1,099,227)
Net cash generated by operating activities	836,341	1,188,734
Cash flows from investing activities
Bonds and s ecurities	91,593	(192,292)
Empréstimos concedidos a partes relacionadas	(29,400)	-
Recebimento de empréstimos concedidos a partes relacionadas	7,894	-
Additions - net effect of acquired cash	-	(284)
Additions in investments	(273,480)	(395,242)
Additions to property, plant, a nd equipment	(672,534)	(609,528)
Additions to intangible	(735,923)	(882,036)
Customer contributions	184,239	127,673
Net cash generated (used) by investing activities	(1,427,611)	(1,951,709)
Cash flows from financing activities
Loans and financing obtained	1,149,956	121,556
Debentures Issued	1,008,633	1,372,753
Amortization of principal a mounts of loans and financing	(1,143,591)	(402,602)
Amortization of principal a mounts of debentures	(32,008)	(30,456)
Dividends and interest on own capital paid	(300,283)	(249,786)
Net cash used by financing activities	682,707	811,465
Increase (decrease) in cash and cash equivalents	91,437	48,490
Cash and cash equivalents at the beginning of the year	740,131	1,741,632
Cash and cash equivalents at the end of the year	831,568	1,790,122
Variation in cash and cash equivalents	91,437	48,490

* Amounts subject to rounding.

Earnings Release 3Q15

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
OPERATING REVENUES	595,961	659,580	641,141	(7.0)	2,164,454	2,294,432	(5.7)
Electricity sales to final cus tomers	138,288	145,575	148,118	(6.6)	424,333	379,358	11.9
Electricity sales to distributors	349,285	386,409	373,702	(6.5)	1,390,849	1,571,690	(11.5)
Use of the main transmission grid	54,844	59,871	57,137	(4.0)	179,605	144,382	24.4
Construction revenue	42,698	55,770	49,765	(14.2)	136,782	166,704	(17.9)
Other operating revenues	10,846	11,955	12,419	(12.7)	32,885	32,298	1.8
OPERATING COSTS AND EXPENSES	(409,184)	(677,606)	(530,181)	(22.8)	(1,568,271)	(1,277,258)	22.8
Electricity purchas ed for resale	(51,210)	(221,895)	(175,614)	(70.8)	(292,270)	(225,286)	29.7
Charges of main distribution and transmission grid	(65,690)	(59,156)	(58,842)	11.6	(186,231)	(164,540)	13.2
Personnel and ma nagement	(53,736)	(55,196)	(49,497)	8.6	(162,223)	(146,741)	10.6
Pension and healthcare plans	(14,222)	(13,970)	(12,427)	14.4	(42,691)	(37,479)	13.9
Materials and supplies	(3,691)	(4,025)	(4,364)	(15.4)	(11,523)	(12,321)	(6.5)
Materials and supplies for power eletricity	(7,433)	(7,929)	(6,521)	14.0	(21,089)	(15,891)	32.7
Third-party services	(22,557)	(27,503)	(26,459)	(14.7)	(75,536)	(81,036)	(6.8)
Depreciation and amortization	(67,574)	(69,882)	(72,077)	(6.2)	(209,273)	(217,995)	(4.0)
Provisions and reversals	(11,508)	(115,063)	(29,629)	(61.2)	(251,208)	(86,562)	190.2
Construction cost	(62,475)	(71,701)	(49,498)	26.2	(177,444)	(166,441)	6.6
Other cost and expenses	(49,088)	(31,286)	(45,253)	8.5	(138,783)	(122,966)	12.9
EQUITY IN EARNINGS OF SUBSIDIARIES	57,802	87,233	65,515	(11.8)	268,356	239,863	11.9
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	244,579	69,207	176,475	38.6	864,539	1,257,037	(31.2)
FINANCIAL RESULTS	(14,363)	72,643	36,819	-	61,683	108,679	(43.2)
Financial income	19,589	103,698	44,903	(56.4)	140,435	135,699	3.5
Financial expenses	(33,952)	(31,055)	(8,084)	320.0	(78,752)	(27,020)	191.5
OPERATIONAL EXPENSES/ INCOME	230,216	141,850	213,294	7.9	926,222	1,365,716	(32.2)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(58,105)	(18,047)	(47,807)	21.5	(221,759)	(378,912)	(41.5)
Income tax a nd social contribution on profit	(86,069)	(92,523)	(79,461)	8.3	(386,737)	(487,588)	(20.7)
Deferred income tax a nd social contribution on profit	27,964	74,476	31,654	(11.7)	164,978	108,676	51.8
NET INCOME (LOSS)	172,111	123,803	165,487	4.0	704,463	986,804	(28.6)
EBITDA	312,153	139,089	248,552	25.6	1,073,812	1,475,032	(27.2)

* Amounts subject to rounding.

Earnings Release 3Q15

Income Statement – Copel Distribuição

Income Statement	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
OPERATING REVENUES	2,136,489	2,482,152	2,069,990	3.2	7,217,318	5,327,418	35.5
Electricity sales to final customers	1,272,494	1,275,981	1,081,858	17.6	3,737,614	2,694,832	38.7
Electricity sales to distributors	64,491	65,312	137,882	(53.2)	204,625	205,320	(0.3)
Use of the main distribution grid	609,793	440,337	548,288	11.2	1,598,813	1,559,455	2.5
Construction revenue	224,453	198,153	268,820	(16.5)	626,758	753,712	(16.8)
Sectorial assets and liabilities result	(59,678)	478,136	-	-	979,343	-
Other operating revenues	24,936	24,233	33,142	(24.8)	70,165	114,099	(38.5)
OPERATING COSTS AND EXPENSES	(2,289,454)	(2,342,808)	(1,967,265)	16.4	(7,241,236)	(5,650,147)	28.2
Electricity purchased for resale	(1,428,080)	(1,565,620)	(1,179,253)	21.1	(4,777,595)	(3,445,283)	38.7
Charges of main transmission grid	(160,636)	(146,615)	(119,874)	34.0	(464,947)	(297,712)	56.2
Personnel and management	(150,365)	(143,388)	(131,225)	14.6	(439,131)	(395,265)	11.1
Pension and healthcare plans	(40,966)	(40,292)	(29,898)	37.0	(123,506)	(90,392)	36.6
Materials and supplies	(14,285)	(12,173)	(13,805)	3.5	(42,385)	(40,745)	4.0
Third-party services	(90,274)	(89,739)	(71,971)	25.4	(262,462)	(205,269)	27.9
Depreciation and amortiza tion	(67,508)	(56,369)	(55,488)	21.7	(182,968)	(164,740)	11.1
Provisions and reversals	(63,559)	(67,963)	(80,196)	(20.7)	(210,338)	(168,940)	24.5
Construction cost	(224,453)	(198,153)	(268,820)	(16.5)	(626,758)	(753,712)	(16.8)
Other cost and expenses	(49,328)	(22,496)	(16,735)	194.8	(111,146)	(88,089)	26.2
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(152,965)	139,344	102,725	-	(23,918)	(322,729)	-
FINANCIAL RESULTS	43,658	77,912	(24,745)	-	179,500	58,410	207.3
Financial income	109,894	130,559	16,283	574.9	370,245	183,050	102.3
Financial expenses	(66,236)	(52,647)	(41,028)	61.4	(190,745)	(124,640)	53.0
OPERATIONAL EXPENSES/ INCOME	(109,307)	217,256	77,980	-	155,582	(264,319)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	36,174	(74,761)	(26,645)	-	(57,383)	86,757	-
Income tax and social contribution on profit	-	-	(2,337)	-	-	(2,337)	-
Deferred income tax and social contribution on profit	36,174	(74,761)	(24,308)	-	(57,383)	89,094	-
NET INCOME (LOSS)	(73,133)	142,495	51,335	-	98,199	(177,562)	-
EBITDA	(85,457)	195,713	158,213	-	159,050	(157,989)	-

* Amounts subject to rounding.

Earnings Release 3Q15
Income Statement– Copel Telecomunicações

Income Statement	3Q15 (1)	2Q15 (2)	3Q14 (3)	Var.% (1/3)	9M15 (4)	9M14 (5)	Var.% (4/5)
NET OPERATING REVENUES	71,504	67,870	54,139	32.1	204,141	151,681	34.6
Revenues from telecommunications	61,873	58,308	52,641	17.5	174,789	147,077	18.8
Other operating revenues	9,631	9,562	1,498	542.9	29,352	4,604	537.5
OPERATING COSTS AND EXPENSES	(50,586)	(45,901)	(32,091)	57.6	(139,733)	(89,397)	56.3
Personnel and management	(18,872)	(19,372)	(12,622)	49.5	(56,386)	(34,272)	64.5
Pension and healthcare plans	(4,302)	(4,274)	(2,054)	109.4	(12,968)	(5,970)	-
Materials and supplies	(692)	(484)	(411)	68.4	(1,609)	(994)	61.9
Third-party services	(9,105)	(7,505)	(5,795)	57.1	(24,447)	(15,366)	59.1
Depreciation and amortiza tion	(8,087)	(7,666)	(7,145)	13.2	(23,088)	(21,057)	9.6
Provisions and reversals	(1,441)	(778)	(808)	78.3	(3,843)	(2,540)	51.3
Other cost and expenses	(8,087)	(5,822)	(3,256)	148.4	(17,392)	(9,198)	89.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	20,918	21,969	22,048	(5.1)	64,408	62,284	3.4
FINANCIAL RESULTS	453	68	724	(37.4)	995	2,711	(63.3)
Income tax and s ocial contribution on profit	949	469	1,110	(14.5)	2,244	3,278	(31.5)
Deferred i ncome tax and social contribution on profit	(496)	(401)	(386)	28.5	(1,249)	(567)	120.3
OPERATIONAL EXPENSES / INCOME	21,371	22,037	22,772	(6.2)	65,403	64,995	0.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,112)	(7,364)	(7,671)	(7.3)	(21,975)	(21,999)	(0.1)
Income tax and s ocial contribution on profit	(8,616)	(6,423)	(8,520)	1.1	(24,319)	(22,920)	6.1
Deferred i ncome tax and social contribution on profit	1,504	(941)	849	77.1	2,344	921	-
NET INCOME (LOSS)	14,259	14,673	15,101	(5.6)	43,428	42,996	1.0
EBITDA	29,005	29,635	29,193	(0.6)	87,496	83,341	5.0

* Amounts subject to rounding.

Earnings Release 3Q15

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000
Assets - Sep-15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	913,846	4,356,204	71,903	218,112	55,772	818,856	171,798	437,560	(323,825)	6,720,226
Ca s h a nd ca s h equi va lents	287,427	331,824	12,606	36,554	32,198	7,257	108,893	14,809	-	831,568
Bonds a nd s ecurities	12,263	159	-	6,317	-	365,646	-	164	-	384,549
Col l a teral s a nd es crow a ccounts	-	1,696	-	113	-	-	-	-	-	1,809
Cus tomers	338,375	2,135,949	38,454	159,843	20,504	428,720	(238)	-	(141,590)	2,980,017
Di vi dends recei va bl e	13,702	-	-	-	-	-	7,269	181,516	(177,800)	24,687
CRC trans ferred to the Sta te Government of Pa raná	-	-	-	-	-	-	-	104,534	-	104,534
Sectoria l fi na ncia l a s s ets	-	1,236,253	-	-	-	-	-	-	-	1,236,253
Account recei va bl e rel a ted to conces s ion	8,351	-	-	-	-	-	-	-	-	8,351
Accounts recei va bl e rel a ted to the conces s i on compens a tion	130,243	-	-	-	-	-	-	-	-	130,243
Other current recei va bl es	83,273	459,479	4,513	713	2,842	17,233	49,595	13,600	(3,299)	627,949
Inventories	29,130	93,324	11,358	2,139	-	-	-	-	-	135,951
Income ta x a nd s oci a l contribution	1,309	30,687	821	9,984	-	-	3,685	122,490	-	168,976
Other current recoverabl e ta xes	5,347	49,623	4,078	2,152	-	-	1,755	-	-	62,955
Prepa i d expens es	4,426	17,210	73	297	228	-	150	-	-	22,384
Rela ted pa rties	-	-	-	-	-	-	689	447	(1,136)	-
NON-CURRENT	9,626,847	6,437,760	598,923	363,905	648,000	395,359	1,700,414	15,869,910	(13,947,020)	21,694,098
Long Term Assets	1,422,682	5,937,547	84,153	60,548	27,751	208	75,992	2,037,322	(186,067)	9,460,136
Bonds a nd s ecurities	97,555	2,880	-	-	-	-	-	-	-	100,435
Col l a tera l s a nd es crow a ccounts	-	84,024	-	-	-	-	-	-	-	84,024
Cus tomers	2,372	37,805	44,982	-	-	-	-	-	-	85,159
CRC trans ferred to the Sta te Government of Pa raná	-	-	-	-	-	-	-	1,257,061	-	1,257,061
Judici a l depos i ts	62,153	333,025	7,368	39,784	52	208	127	272,095	-	714,812
Sectoral fi na ncia l a s s ets	-	217,408	-	-	-	-	-	-	-	217,408
Account recei va ble rel a ted to conces s i on	794,315	4,882,437	-	10,842	-	-	-	-	-	5,687,594
Accounts recei va bl e rela ted to the conces s i on extens ion	218,871	-	-	-	-	-	-	-	-	218,871
Other recei va bl es	29,256	11,685	-	(5,588)	-	-	-	-	-	35,353
Income ta x a nd s oci a l contribution	565	14,580	-	-	-	-	-	76,929	-	92,074
Other recoverabl e ta xes	152,475	302,623	26,229	15,335	27,699	-	-	143,492	-	667,853
Deferred i ncome tax a nd s oci a l contributi on	65,120	51,080	5,574	-	-	-	-	14	-	121,788
Recei va bl es from s ubs i di a ries	-	-	-	175	-	-	-	-	-	175
Prepa i d Expens es	-	-	-	-	-	-	75,865	287,731	(186,067)	177,529
Investments	1,969,360	1,374	-	-	-	-	431,106	13,828,972	(14,180,406)	2,050,406
Property, Plant and Equipment, net	6,178,819	-	495,289	-	437,317	394,924	1,192,885	395	-	8,699,629
Intangible Assets	55,986	498,839	19,481	303,357	182,932	227	431	3,221	419,453	1,483,927
TOTAL	10,540,693	10,793,964	670,826	582,017	703,772	1,214,215	1,872,212	16,307,470	(14,270,845)	28,414,324
¹ Wi nd Fa rms , Copel Renová vei s a nd Copel Pa rtici pa ções

* Amounts subject to rounding.

Earnings Release 3Q15

R$'000
Assets - Sep-14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Outras¹	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	1,884,149	2,010,520	54,374	163,244	61,857	756,579	282,699	746,714	(550,845)	5,409,291
Ca s h a nd cas h e qui va lents	1,021,027	230,743	11,481	36,686	39,910	3,987	279,557	166,731	-	1,790,122
Bonds and s ecurities	106,284	47,446	-	-	-	403,293	-	151	-	557,174
Coll ateral s a nd e s crow a ccounts	8,042	1,454	-	527	-	-	-	-	-	10,023
Cus tomers	253,752	1,258,687	25,216	102,161	20,211	342,319	-	-	(101,968)	1,900,378
Di vi dends recei vabl e	1,337	-	-	-	-	-	-	448,183	(434,485)	15,035
CRC tra ns ferred to the State Government of Paraná	-	-	-	-	-	-	-	90,773	-	90,773
Account recei vabl e rel ated to conces s ion	6,626	-	-	-	-	-	-	-	-	6,626
Accounts recei vabl e rel ated to the conces s i on compens ati on	293,467	-	-	-	-	-	-	-	-	293,467
Other current recei vabl es	141,944	280,808	3,880	654	1,506	1,149	1,364	18,958	(14,391)	435,872
Inventories	30,104	101,559	9,623	775	-	-	-	-	-	142,061
Income tax and s ocial contri bution	234	8,393	264	2,843	-	-	865	21,918	-	34,517
Other current recoverabl e taxes	18,790	64,103	3,906	19,140	-	5,831	9	-	-	111,779
Prepaid expens es	2,542	17,327	4	458	230	-	903	-	-	21,464
Recei va bl es from s ubs idi aries	-	-	-	-	-	-	1	-	(1)	-
NON-CURRENT	9,256,583	6,121,974	484,123	301,857	676,156	400,814	303,956	14,927,785	(12,387,856)	20,085,392
Long Term Assets	1,012,297	4,778,809	52,652	50,936	30,010	229	2,488	2,025,722	(66,108)	7,887,035
Bonds a nd s ecuri ties	126,970	8,105	-	-	-	-	-	-	-	135,075
Col l atera ls and es crow accounts	-	48,319	-	-	-	-	-	-	-	48,319
Cus tomers	4,269	43,751	26,402	-	-	-	-	-	-	74,422
CRC trans ferred to the State Government of Paraná	-	-	-	-	-	-	-	1,247,170	-	1,247,170
Judi cial depos its	54,396	392,670	5,016	190	37	229	27	273,689	-	726,254
Account receivable rel ated to conces s i on	592,841	3,483,073	-	270	-	-	-	-	-	4,076,184
Accounts receivable rel ated to the conces s ion e xtens i on	160,218	-	-	-	-	-	-	-	-	160,218
Other recei vabl es	20,165	16,616	-	5,291	-	-	(36)	171	-	42,207
Income tax and s ocial contri bution	539	13,635	-	-	-	-	-	182,250	-	196,424
Other recoverabl e taxes	52,899	68,810	4,830	35,446	-	-	-	-	-	161,985
Deferred i ncome tax a nd s ocial contribution	-	703,830	16,404	9,542	29,973	-	-	129,964	-	889,713
Advances to s uppli ers	-	-	-	197	-	-	-	-	-	197
Recei va bl es from s ubs idi aries	-	-	-	-	-	-	2,497	192,478	(66,108)	128,867
Investments	1,386,022	1,374	-	-	-	-	-	12,899,007	(12,654,324)	1,632,079
Property, Plant and Equipment, net	6,808,124	-	416,589	-	454,442	400,442	299,919	49	-	8,379,565
Intangible Assets	50,140	1,341,791	14,882	250,921	191,704	143	1,549	3,007	332,576	2,186,713
TOTAL	11,140,732	8,132,494	538,497	465,101	738,013	1,157,393	586,655	15,674,499	(12,938,701)	25,494,683
¹ Wi nd Farms , Copel Renovávei s a nd Copel Participações

* Amounts subject to rounding.

Earnings Release 3Q15

R$'000
Liabilities -Sep-15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,053,701	2,222,946	78,781	235,700	153,371	189,250	356,800	113,050	(357,230)	4,046,369
Social cha rges and accruals	49,091	136,344	17,834	7,149	338	261	2,483	14,344	-	227,844
Associated compa nies a nd parent company	-	-	3,710	-	-	-	28,825	-	(32,535)	-
Suppliers	385,633	1,086,640	11,310	176,363	15,034	104,503	171,463	5,719	(144,896)	1,811,769
Income Tax and Social Contribution payable	241,626	-	2,769	-	1,876	79,981	216	-	-	326,468
Other taxes	61,916	155,584	3,515	14,283	1,695	3,061	2,699	1,371	-	244,124
Loans and financing	122,103	97,852	5,901	-	-	-	20,512	29,695	(1,999)	274,064
Debentures	55,409	59,961	-	18,809	40,488	-	123,254	57,536	-	355,457
Dividends payable	24,000	89,491	31,300	7,168	36,157	-	4,043	4,136	(177,800)	18,495
Post e mployment benefits	9,332	26,199	1,266	-	-	-	14	3	-	36,814
Customer charges due	33,490	361,440	-	-	-	-	-	-	-	394,930
Research and development and energy efficiency	35,616	116,325	-	-	4,791	1,318	-	-	-	158,050
Payables rela ted to concession - Us e of Public Property	3,749	-	-	-	51,447	-	-	-	-	55,196
Other accounts payable	31,736	93,110	1,176	11,928	1,545	126	3,291	246	-	143,158
NON-CURRENT	3,551,165	3,204,158	103,760	49,852	503,096	15,860	752,905	2,293,391	(368,541)	10,105,646
Associated compa nies a nd parent company	-	-	11,900	-	-	-	248,190	-	(260,090)	-
Suppliers	14,249	-	-	-	-	-	-	-	-	14,249
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-
Tax liabilities	175,757	74,199	4,442	-	-	391	137	1,300	-	256,226
Loans and financing	1,197,116	770,302	22,979	-	-	-	270,070	969,011	(104,492)	3,124,986
Debentures	994,798	999,294	-	41,935	81,099	-	222,000	996,198	-	3,335,324
Post-employment benefits	236,747	630,776	56,248	4,844	-	-	2,819	9,432	-	940,866
Research and development and energy efficiency	63,248	161,368	-	-	-	15,469	-	-	-	240,085
Payables rela ted to the concession - Use of Pub.Property	41,342	-	-	-	421,997	-	-	-	-	463,339
Other payables	42	-	-	2,374	-	-	9,689	3,959	(3,959)	12,105
Tax, s ocial security, labor and civil provisions	827,866	568,219	8,191	699	-	-	-	313,491	-	1,718,466
EQUITY	5,935,827	5,366,860	488,285	296,465	47,305	1,009,105	762,507	13,901,029	(13,545,074)	14,262,309
Attributable to controlling shareholders	5,935,827	5,366,860	488,285	296,465	47,305	1,009,105	762,507	13,901,029	(13,906,354)	13,901,029
Capital	3,505,994	3,342,841	304,198	220,966	35,503	707,440	644,031	6,910,000	(8,760,973)	6,910,000
Advance for Future Capital Increa se	-	824,000	-	-	-	-	209,662	-	(1,033,662)	-
Equity valuation adjustments	1,033,345	(108,193)	(16,876)	(1,548)	256	-	4,564	920,829	(911,548)	920,829
Legal Reserves	331,298	157,187	12,022	21,238	5,500	23,299	1,177	685,147	(551,721)	685,147
Retained earnigs	289,415	1,052,826	145,513	37,370	-	-	18,361	4,516,825	(1,543,485)	4,516,825
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	775,775	98,199	43,428	18,439	6,046	278,366	(115,288)	868,228	(1,104,965)	868,228
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	361,280	361,280
TOTAL	10,540,693	10,793,964	670,826	582,017	703,772	1,214,215	1,872,212	16,307,470	(14,270,845)	28,414,324
¹ Wind Farms, Copel Renová veis and Copel Participações

* Amounts subject to rounding.

Earnings Release 3Q15

R$'000
Liabilities - Sep-14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,258,590	2,475,880	50,240	64,527	133,585	4,747	1,255	626,089	(1,420,071)	3,194,842
Social charges and accruals	90,950	205,061	22,229	5,230	316	139	-	249	-	324,174
Associated companies and parent company	-	909,903	-	-	-	-	-	-	(909,903)	-
Suppliers	279,818	652,534	9,447	53,958	1,907	3,909	1,123	2,186	(46,267)	958,615
Income Tax and Social Contribution payable	312,832	-	1,716	1,716	8,818	-	-	-	-	325,082
Other taxes	26,133	170,952	3,395	1,765	30,903	682	132	420	(110)	234,272
Loans and financing	64,662	172,432	3,811	-	-	-	-	540,900	(4,284)	777,521
Debentures	-	37,512	-	-	40,488	-	-	-	-	78,000
Dividends payable	392,525	59,000	7,982	1,208	-	-	-	82,225	(459,507)	83,433
Post employment benefi ts	6,754	18,316	926	-	-	-	-	-	-	25,996
Customer charges due	36,153	11,074	-	-	-	-	-	-	-	47,227
Research and development and energy efficiency	14,654	127,826	-	-	2,575	-	-	-	-	145,055
Payables related to concession - Use of Public Property	1,653	-	-	-	47,593	-	-	-	-	49,246
Other payables	32,456	111,270	734	650	985	17	-	109	-	146,221
NON-CURRENT	1,844,503	2,725,514	62,791	5,698	546,601	-	6,027	730,424	(66,762)	5,854,796
Associated companies and parent company	-	-	-	-	-	-	5,795	-	(5,795)	-
Suppliers	59,086	-	-	-	-	-	-	-	(1,317)	57,769
Tax liabilities	-	-	-	-	-	-	-	-	-	-
Deferred i ncome tax and s ocial contribution	456,454	-	-	2,183	-	-	-	-	-	458,637
Loans and financing	449,908	624,489	34,383	-	-	-	-	452,996	(59,650)	1,502,126
Debentures	-	998,301	-	-	162,104	-	-	-	-	1,160,405
Post-employment benefi ts	261,200	577,944	25,774	2,807	-	-	-	-	-	867,725
Research and development and energy efficiency	54,190	94,988	-	-	-	-	-	-	-	149,178
Payables related to the concession - Use of Public Property	31,277	-	-	-	384,197	-	-	-	-	415,474
Other payables	-	-	-	-	-	-	232	-	-	232
Tax, social s ecurity, labor and ci vil provisions	532,388	429,792	2,634	708	300	-	-	277,428	-	1,243,250
EQUITY	6,871,086	3,503,176	360,171	238,386	99,624	707,026	66,195	12,828,375	(11,557,562)	13,116,477
Attributable to controlling shareholders	6,871,086	3,503,176	360,171	238,386	99,624	707,026	66,195	12,828,375	(11,845,664)	12,828,375
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	69,060	6,910,000	(7,319,179)	6,910,000
Advance for Future Capital Increase	-	-	-	-	-	-	-	-	-	-
Capital Reserves	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	1,183,516	(139,752)	(2,327)	-	2,088	-	-	1,033,924	(1,043,525)	1,033,924
Legal Reserves	247,134	135,294	6,706	17,295	2,444	-	8	571,221	(408,881)	571,221
Retained earnigs	1,123,315	840,155	79,902	69,067	34,827	-	148	3,337,295	(2,147,414)	3,337,295
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-
Accrued earnings (l osses)	811,127	42,638	35,492	16,081	24,762	(414)	(3,021)	975,935	(926,665)	975,935
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	288,102	288,102
TOTAL	9,974,179	8,704,570	473,202	308,611	779,810	711,773	73,477	14,184,888	(13,044,395)	22,166,115
¹ Wind Farms , Copel Renováveis and Copel Participações

* Amounts subject to rounding.

Earnings Release 3Q15

Income Statement by Company

R$'000
Income Statement 9M15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
NET OPERATING INCOME	2,164,454	7,217,318	204,141	1,228,211	175,343	1,406,826	120,501	-	(1,125,666)	11,391,128
Electricity s ales to final customers	424,333	3,737,614	-	-	-	-	-	-	(3,203)	4,158,744
Electricity s ales to distributors	1,390,849	204,625	-	-	175,343	1,406,822	120,501	-	(212,324)	3,085,816
Use of the main distribution and transmission grid (TUSD/ TUST)	179,605	1,598,813	-	-	-	-	-	-	(61,067)	1,717,351
Construction revenue	136,782	626,758	-	60,138	-	-	-	-	-	823,678
Telecommunications	-	-	174,789	-	-	-	-	-	(21,106)	153,683
Distribution of piped gas	-	-	-	1,168,073	-	-	-	-	(766,553)	401,520
Sectoral assets and liabilities result	-	979,343	-	-	-	-	-	-	-	979,343
Other operating revenues	32,885	70,165	29,352	-	-	4	-	-	(61,413)	70,993
OPERATING COSTS AND EXPENSES	(1,568,271)	(7,241,236)	(139,733)	(1,200,175)	(90,474)	(1,029,227)	(169,494)	(109,295)	1,129,798	(10,418,107)
Energy purchased for resale	(292,270)	(4,777,595)	-	-	(44,801)	-	(112,289)	-	211,696	(5,015,259)
Charges of the main distribution and transmis sion grid	(186,231)	(464,947)	-	-	(7,482)	(14,777)	(7,907)	-	57,877	(623,467)
Personnel and management	(162,223)	(439,131)	(56,386)	(23,088)	(2,219)	(1,804)	(13,460)	(49,349)	-	(747,660)
Private pension and health plans	(42,691)	(123,506)	(12,968)	(1,684)	-	(196)	(1,465)	(6,099)	-	(188,609)
Materials	(11,523)	(42,385)	(1,609)	(1,328)	(222)	(173)	(143)	(416)	-	(57,799)
Raw material and supplies - energy production	(21,089)	-	-	-	-	(934,478)	-	-	767,547	(188,020)
Natural gas and supplies for gas business	-	-	-	(1,054,077)	-	-	-	-	-	(1,054,077)
Third-party services	(75,536)	(262,462)	(24,447)	(12,750)	(8,293)	(43,695)	(4,708)	(9,035)	82,962	(357,964)
Depreciation and amortiza tion	(209,273)	(182,968)	(23,088)	(15,513)	(20,128)	(24,832)	(23,189)	(4,364)	-	(503,355)
Provis ions and revers als	(251,208)	(210,338)	(3,843)	(15,827)	401	-	-	(20,283)	3,959	(497,139)
Construction cost	(177,444)	(626,758)	-	(60,138)	-	-	-	-	-	(864,340)
Other operating costs and expenses	(138,783)	(111,146)	(17,392)	(15,770)	(7,730)	(9,272)	(6,333)	(19,749)	5,757	(320,418)
EQUITY IN EARNINGS OF SUBSIDIARIES	268,356	-	-	-	-	-	(12,966)	892,479	(996,968)	150,901
OPERATIONAL EXPENSES / INCOME	864,539	(23,918)	64,408	28,036	84,869	377,599	(61,959)	783,184	(992,836)	1,123,922
FINANCIAL RESULTS	61,683	179,500	995	1,026	(74,968)	41,737	(24,353)	(31,195)	(172)	154,253
Income tax and social contribution on profit	140,435	370,245	2,244	7,390	1,828	45,560	10,180	171,828	(984)	748,726
Deferred income tax a nd s ocial contribution on profit	(78,752)	(190,745)	(1,249)	(6,364)	(76,796)	(3,823)	(34,533)	(203,023)	812	(594,473)
EARNINGS BEFORE INCOME TAXES	926,222	155,582	65,403	29,062	9,901	419,336	(86,312)	751,989	(993,008)	1,278,175
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(221,759)	(57,383)	(21,975)	(10,623)	(3,855)	(140,970)	(3,098)	44,927	-	(414,736)
Income tax and social contribution on profit	(386,737)	-	(24,319)	(10,747)	(2,880)	(140,970)	(5,985)	(217)	-	(571,855)
Deferred income tax and social contribution	164,978	(57,383)	2,344	124	(975)	-	2,887	45,144	-	157,119
NET INCOME	704,463	98,199	43,428	18,439	6,046	278,366	(89,410)	796,916	(993,008)	863,439
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	-
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-
EBITDA	1,073,812	159,050	87,496	43,549	104,997	402,431	(38,770)	787,548	(992,836)	1,627,277
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.

Earnings Release 3Q15

R$'000
Income Statement 9M14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
NET OPERATING INCOME	2,294,432	5,327,418	151,681	1,270,394	182,172	1,508,902	-	-	(1,278,869)	9,456,130
Electricity sales to final customers	379,358	2,694,832	-	-	-	-	-	-	(1,819)	3,072,371
Electricity sales to distributors	1,571,690	205,320	-	-	182,172	1,503,616	-	-	(223,863)	3,238,935
Use of the main dis tribution and transmis sion grid (TUSD/ TUST)	144,382	1,559,455	-	-	-	-	-	-	(55,113)	1,648,724
Construction revenue	166,704	753,712	-	51,580	-	-	-	-	-	971,996
Telecommunications	-	-	147,077	-	-	-	-	-	(24,894)	122,183
Distribution of piped gas	-	-	-	1,216,859	-	-	-	-	(944,472)	272,387
Other operating revenues	32,298	114,099	4,604	1,955	-	5,286	-	-	(28,708)	129,534
OPERATING COSTS AND EXPENSES	(1,277,258)	(5,650,147)	(89,397)	(1,198,774)	(80,852)	(1,098,254)	(7,670)	(94,113)	1,278,983	(8,217,482)
Energy purchased for resale	(225,286)	(3,445,283)	-	-	(38,781)	-	-	-	223,860	(3,485,490)
Charges of the main distribution a nd transmission grid	(164,540)	(297,712)	-	-	(5,943)	(11,914)	-	-	54,248	(425,861)
Personnel and management	(146,741)	(395,265)	(34,272)	(19,263)	(1,996)	(1,090)	(5,947)	(67,050)	-	(671,624)
Private pension and health plans	(37,479)	(90,392)	(5,970)	(1,475)	-	(64)	(548)	(8,445)	-	(144,373)
Materials	(12,321)	(40,745)	(994)	(1,331)	(124)	(99)	(6)	(353)	-	(55,973)
Raw material a nd supplies - energy production	(15,891)	-	-	-	-	(1,021,431)	-	-	944,896	(92,426)
Na tural gas and supplies for gas business	-	-	-	(1,060,586)	-	-	-	-	-	(1,060,586)
Third-party services	(81,036)	(205,269)	(15,366)	(14,357)	(6,502)	(34,453)	(234)	(4,129)	56,086	(305,260)
Depreciation a nd amortization	(217,995)	(164,740)	(21,057)	(12,163)	(20,119)	(25,825)	(1)	(565)	-	(462,465)
Provisions a nd reversals	(86,562)	(168,940)	(2,540)	(15,838)	(101)	-	(72)	(1,860)	-	(275,913)
Construction cost	(166,441)	(753,712)	-	(51,580)	-	-	-	-	-	(971,733)
Other operating cos ts a nd expenses	(122,966)	(88,089)	(9,198)	(22,181)	(7,286)	(3,378)	(862)	(11,711)	(107)	(265,778)
EQUITY IN EARNINGS OF SUBSIDIARIES	239,863	-	-	-	-	-	-	1,032,500	(1,152,312)	120,051
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,257,037	(322,729)	62,284	71,620	101,320	410,648	(7,670)	938,387	(1,152,198)	1,358,699
FINANCIAL RESULTS	108,679	58,410	2,711	1,411	(53,661)	13,634	9,297	(3,475)	(115)	136,891
Income tax and social contribution on profit	135,699	183,050	3,278	4,716	2,886	18,740	9,481	142,975	(1,773)	499,052
Deferred i ncome tax and social contribution on profit	(27,020)	(124,640)	(567)	(3,305)	(56,547)	(5,106)	(184)	(146,450)	1,658	(362,161)
EARNINGS BEFORE INCOME TAXES	1,365,716	(264,319)	64,995	73,031	47,659	424,282	1,627	934,912	(1,152,313)	1,495,590
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(378,912)	86,757	(21,999)	(25,614)	(16,198)	(107,350)	(1,302)	33,780	-	(430,838)
Operational Profit	(487,588)	(2,337)	(22,920)	(37,231)	(16,198)	(107,350)	(1,302)	-	-	(674,926)
Deferred income tax and s ocial contribution	108,676	89,094	921	11,617	-	-	-	33,780	-	244,088
NET INCOME	986,804	(177,562)	42,996	47,417	31,461	316,932	325	968,692	(1,152,313)	1,064,752
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	-
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-
EBITDA	1,475,032	(157,989)	83,341	83,783	121,439	436,473	(7,669)	938,952	(1,152,198)	1,821,164
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.

Earnings Release 3Q15

Income Statement 3Q15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	595,961	2,136,489	71,504	348,921	59,985	286,553	63,180	-	(317,405)	3,245,188
Electricity s ales to final cus tomers	138,288	1,272,494	-	-	-	-	-	-	(1,196)	1,409,586
Electricity s ales to dis tributors	349,285	64,491	-	-	59,985	286,553	63,180	-	(72,304)	751,190
Us e of the main dis tri bution and trans mi ssi on grid (TUSD/TUST)	54,844	609,793	-	-	-	-	-	-	(23,023)	641,614
Cons truction revenue	42,698	224,453	-	15,333	-	-	-	-	-	282,484
Telecommunications	-	-	61,873	-	-	-	-	-	(7,095)	54,778
Di stribution of piped gas	-	-	-	333,588	-	-	-	-	(192,745)	140,843
Sectorial ass ets and liabi lities res ult	-	(59,678)	-	-	-	-	-	-	-	(59,678)
Other operating revenues	10,846	24,936	9,631	-	-	-	-	-	(21,042)	24,371
OPERATING COSTS AND EXPENSES	(409,184)	(2,289,454)	(50,586)	(353,364)	(30,930)	(277,704)	(51,742)	(37,769)	317,370	(3,183,363)
Energy purchased for res ale	(51,210)	(1,428,080)	-	-	(14,002)	-	(26,360)	-	71,763	(1,447,889)
Charges of the main distribution a nd transmis sion grid	(65,690)	(160,636)	-	-	(3,114)	(5,385)	(3,020)	-	21,086	(216,759)
Personnel and management	(53,736)	(150,365)	(18,872)	(8,402)	(722)	(769)	(4,254)	(16,770)	-	(253,890)
Private pension and health plans	(14,222)	(40,966)	(4,302)	(580)	-	(66)	(464)	(2,111)	-	(62,711)
Material s	(3,691)	(14,285)	(692)	(493)	(141)	(78)	(46)	(147)	-	(19,573)
Raw material and suppli es - energy production	(7,433)	-	-	-	-	(240,063)	-	-	192,530	(54,966)
Na tural gas a nd suppl ies for gas busi ness	-	-	-	(298,099)	-	-	-	-	-	(298,099)
Third-party s ervices	(22,557)	(90,274)	(9,105)	(4,472)	(3,258)	(16,529)	(2,154)	(3,805)	27,782	(124,372)
Depreci ation and amortization	(67,574)	(67,508)	(8,087)	(5,791)	(6,710)	(7,515)	(12,860)	(2,201)	-	(178,246)
Provi sions a nd reversals	(11,508)	(63,559)	(1,441)	(15,396)	-	-	-	(1,334)	(209)	(93,447)
Cons truction cos t	(62,475)	(224,453)	-	(15,333)	-	-	-	-	-	(302,261)
Other operating cos ts and expenses	(49,088)	(49,328)	(8,087)	(4,798)	(2,983)	(7,299)	(2,584)	(11,401)	4,418	(131,150)
EQUITY IN EARNINGS OF SUBSIDIARIES	57,802	-	-	-	-	-	20,482	124,533	(143,725)	59,092
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	244,579	(152,965)	20,918	(4,443)	29,055	8,849	31,920	86,764	(143,760)	120,917
FINANCIAL RESULTS	(14,363)	43,658	453	(421)	(24,330)	24,003	(17,878)	(18,211)	(172)	(7,261)
Financial income	19,589	109,894	949	2,126	829	24,429	2,551	60,820	(972)	220,215
Financial expenses	(33,952)	(66,236)	(496)	(2,547)	(25,159)	(426)	(20,429)	(79,031)	800	(227,476)
OPERATIONAL EXPENSES / INCOME	230,216	(109,307)	21,371	(4,864)	4,725	32,852	14,042	68,553	(143,932)	113,656
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(58,105)	36,174	(7,112)	1,620	(2,107)	(9,717)	(2,032)	19,056	-	(22,223)
Income tax a nd s ocial contribution on profit	(86,069)	-	(8,616)	6,735	(1,782)	(9,717)	(2,032)	-	-	(101,481)
Deferred i ncome tax a nd s ocial contri bution on profit	27,964	36,174	1,504	(5,115)	(325)	-	-	19,056	-	79,258
NET INCOME	172,111	(73,133)	14,259	(3,244)	2,618	23,135	12,010	87,609	(143,932)	91,433
Attributed to controll ing s hareholders	-	-	-	-	-	-	-	-	-	(709,307)
Attributed to non-control ling i nteres t	-	-	-	-	-	-	-	-	-	(62,699)
EBITDA	312,153	(85,457)	29,005	1,348	35,765	16,364	44,780	88,965	(143,760)	299,163
¹ Wind Farms , Copel Renováveis a nd Copel Parti cipações

* Amounts subject to rounding.

Earnings Release 3Q15

Income Statement 3Q14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	641,141	2,069,990	54,139	421,030	59,058	465,758	-	-	(424,232)	3,286,884
Electricity sales to final customers	148,118	1,081,858	-	-	-	-	-	-	(746)	1,229,230
Electricity sales to distributors	373,702	137,882	-	-	59,058	465,444	-	-	(77,973)	958,113
Use of the main distribution and transmission grid (TUSD/TUST)	57,137	548,288	-	-	-	-	-	-	(18,009)	587,416
Construction revenue	49,765	268,820	-	26,852	-	-	-	-	-	345,437
Telecommunications	-	-	52,641	-	-	-	-	-	(9,750)	42,891
Distribution of piped gas	-	-	-	394,177	-	-	-	-	(307,255)	86,922
Other operating revenues	12,419	33,142	1,498	1	-	314	-	-	(10,499)	36,875
OPERATING COSTS AND EXPENSES	(530,181)	(1,967,265)	(32,091)	(421,246)	(48,128)	(371,788)	(2,092)	(32,272)	424,229	(2,980,834)
Energy purchased for resale	(175,614)	(1,179,253)	-	-	(34,039)	-	-	-	77,973	(1,310,933)
Charges of the main distribution and transmission grid	(58,842)	(119,874)	-	-	(2,057)	(4,539)	-	-	17,424	(167,888)
Personnel and management	(49,497)	(131,225)	(12,622)	(6,336)	(628)	(381)	(2,188)	(20,309)	-	(223,186)
Private pension and health plans	(12,427)	(29,898)	(2,054)	(512)	-	(53)	(195)	(2,615)	-	(47,754)
Materials	(4,364)	(13,805)	(411)	(730)	(50)	(36)	(4)	(189)	-	(19,589)
Raw material and supplies - energy production	(6,521)	-	-	-	-	(343,497)	-	-	307,702	(42,316)
Natural gas and supplies for gas business	-	-	-	(359,280)	-	-	-	-	-	(359,280)
Third-party services	(26,459)	(71,971)	(5,795)	(5,258)	(2,186)	(13,157)	470	(1,653)	21,253	(104,756)
Depreciation and amortization	(72,077)	(55,488)	(7,145)	(4,086)	(6,707)	(8,612)	-	(188)	-	(154,303)
Provisions and reversals	(29,629)	(80,196)	(808)	(15,961)	(101)	-	(72)	(144)	-	(126,911)
Construction cost	(49,498)	(268,820)	-	(26,852)	-	-	-	-	-	(345,170)
Other operating costs and expenses	(45,253)	(16,735)	(3,256)	(2,231)	(2,360)	(1,513)	(103)	(7,174)	(123)	(78,748)
EQUITY IN EARNINGS OF SUBSIDIARIES	65,515	-	-	-	-	-	-	260,031	(290,077)	35,469
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	176,475	102,725	22,048	(216)	10,930	93,970	(2,092)	227,759	(290,080)	341,519
FINANCIAL RESULTS	36,819	(24,745)	724	(493)	(12,455)	9,184	4,018	(29,195)	4	(16,139)
Financial income	44,903	16,283	1,110	994	904	9,325	4,095	38,029	(47)	115,596
Financial expenses	(8,084)	(41,028)	(386)	(1,487)	(13,359)	(141)	(77)	(67,224)	51	(131,735)
OPERATIONAL EXPENSES / INCOME	213,294	77,980	22,772	(709)	(1,525)	103,154	1,926	198,564	(290,076)	325,380
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(47,807)	(26,645)	(7,671)	83	518	(31,065)	(420)	21,073	-	(91,934)
Income tax and social contribution on profit	(79,461)	(2,337)	(8,520)	(5,403)	1,051	(31,065)	(420)	-	-	(126,155)
Deferred income tax and social contribution on profit	31,654	(24,308)	849	5,486	(533)	-	-	21,073	-	34,221
NET INCOME	165,487	51,335	15,101	(626)	(1,007)	72,089	1,506	219,637	(290,076)	233,446
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	(749,055)
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	(82,251)
EBITDA	248,552	158,213	29,193	3,870	17,637	102,582	(2,092)	227,947	(290,080)	495,822
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.